

jack henry™

Strengthening Connections

2023 **annual report**



Empowering people and communities to gain the financial freedom to move forward.

Table of Contents

Financial Highlights

(In millions except per share data)

revenue



net income



diluted earnings
per share



return on shareholders' equity



return on invested capital*



EBITDA*
(earnings before interest, taxes, depreciation, and amortization)



dividends declared
per share



*For non-GAAP reconciliation, see page 69.

Shareholders' Letter

Fellow Shareholders,

Fiscal year 2023 proved to be a tumultuous year in financial services with persistent inflation, interest rate increases, and the failure of several highly specialized banks. Through all the challenges, Jack Henry's associates persevered and enabled us to deliver another solid financial performance, increase client satisfaction scores, and achieve record sales.

Our more than 7,000 associates – working in all 50 states – collaborated with one another throughout the year to support both Jack Henry™ and our clients. We are thankful for their ongoing hard work and dedication.

As you may already know, Jack Henry employs a continuous listening strategy, sending employee engagement surveys to our associates on their work anniversaries. This approach allows us to receive feedback from our associates virtually every day of the year. This year's results showed that 79% of associates trust Jack Henry and 77% feel a sense of belonging at work. We are honored to earn those kudos from our associates and to receive national and regional recognition as a top workplace. Jack Henry ranked on *Newsweek*'s *100 Most Loved Workplaces* and *America's Greatest Workplace*s lists; *Computerworld*'s *Best Places to Work in IT* list for the 11th consecutive year; and the lists of the *Top Workplaces* in Atlanta, Charlotte, Dallas, and Kentucky.

Our associates in turn provide strong service levels for our financial institution clients as reflected in the consistently high client satisfaction scores we receive on thousands of monthly surveys. This year our client satisfaction scores averaged a 4.6 out of 5 for overall satisfaction and a 4.75 out of 5 for overall customer service representative satisfaction – both are increases over our already

industry-leading satisfaction scores. **Throughout our 47-year history, delivering outstanding customer service has been a hallmark of our company and leads to deeper relationships with our clients**.

During fiscal year 2023 we grew total revenue by 7% for the year and 8% on a non-GAAP basis – a reflection of our proven, sustainable business model, well-rounded array of solutions, and service quality. More than 90% of our revenue is recurring, and our client retention rate is well over 99%. The limited bank merger and acquisition (M&A) activity in the year had a significant financial impact because of a decline in deconversion fees and "convert/merge" revenue. As I've said before, deconversion revenue is the revenue you don't want to see because it means that we've lost a client to M&A; however, the decline did impact our revenue for the year.



90%
recurring
revenue

client
retention
rate over **99%**

Our sales teams set a new record for sales in the second fiscal quarter only to break that record in the fourth quarter. Additionally, we set a new sales record for fiscal year 2023, and continued to grow our sales pipeline – entering fiscal year 2024 with the largest sales pipeline in our history. These sales results and record pipeline reflect a healthy demand across all of our products, not just one product or segment.

Despite the volatility in the industry, technology spending remains strong. Our fifth Strategic Benchmark Study conducted between January and March 2023 indicated that 79% of our 118 client respondents with assets up to $50 billion plan to increase their technology spend over the next two years with digital banking, fraud and security, and data analytics topping the list for planned technology investments.

We typically invest about 15% of our revenue each year into research and development of new solutions and enhancements to existing solutions. In recent years, we've made significant investments in our technology modernization strategy to deliver public cloud-native capabilities and products to community and regional financial institutions. Additionally, we completed the acquisition of Payrailz™ in fiscal year 2023 to add to our growing suite of cloud-native payments offerings.



approximately

15%

investment in
research & development
annually

We continue to see tremendous success with our cloud-native Banno Digital Platform™ and were pleased to introduce Banno Business™ in early fiscal year 2024 to enable our clients to better serve the needs of their business customers. We also prepared for the fiscal year 2024 launch of our next generation Jack Henry Financial Crimes Defender™ platform with machine learning and artificial intelligence capabilities.

We've seen strong interest in our technology modernization strategy from both prospects and clients and have heard from many that our forward-thinking approach is the primary driver for them to engage with us.

We are investing and innovating across our company, including in our legacy core systems and solutions. For example, in May 2023, Jack Henry announced operational readiness to support the launch of the Federal Reserve's FedNow® instant payment service. We actively participated in the development of the network that went live in July 2023 – with more than 100 Jack Henry clients in the implementation phase – and plan to add hundreds more over the next year.

Another significant accomplishment this past fiscal year was our highly successful rebranding in August 2022. As I highlighted in my letter last year, we no longer go to market as Jack Henry Banking®, Symitar®, or ProfitStars® – **we are simply, Jack Henry**. One company, under one brand that is focused on strengthening connections with our associates, our clients, our shareholders, our communities, and within the industry in general.

We were honored to receive multiple awards for our rebranding, including the Hermes Creative Awards, American Business Awards, and the MUSE Creative Awards. We celebrated our rebrand launch at our annual educational conference and technology showcase, Jack Henry Connect, at the end of August 2022. More than 3,700 clients, prospects, consultants, vendors, and associates attended the event in San Diego where financial institution leaders and representatives had the opportunity to connect with technology partners, Jack Henry leadership, and one another.

From a leadership perspective, while we did not make any significant changes to our team, fiscal year 2023 was Mimi Carsley's first full year at Jack Henry. Mimi has proven to be an outstanding addition to our team since joining the company in July 2022 and being appointed as Chief Financial Officer and Treasurer in September 2022.

As the world and workforce continue to calibrate following the pandemic, we are proactively reviewing our real estate portfolio and right-sizing





properties as needed. Due to a shift in work locations post-pandemic, in some cases, we no longer need to support certain locations or office sizes. In fiscal year 2023, we sold some buildings, ended leases, and downsized some locations where it made sense. We will continue to monitor this on a regular basis to make decisions and plan as needed.

Fiscal year 2023 included many challenges all around us, though Jack Henry delivered a strong year for which we are proud. We are honored to serve the credit unions and community banks that support Main Street America by providing modern technology and services to enable them to strengthen connections with their accountholders.

On behalf of the Board of Directors and the entire leadership team, Mimi, Greg, and I want to express our appreciation for our loyal and steadfast associates, clients, and shareholders. We look forward to what fiscal year 2024 will bring for Jack Henry.

2022 Jack Henry Connect

More than 3,700 clients, prospects, consultants, vendors, and associates attended the event in San Diego where financial institution leaders and representatives had the opportunity to connect with technology partners, Jack Henry leadership, and one another.



David Foss
Board Chair and Chief Executive Officer



Mimi Carsley
Chief Financial Officer and Treasurer



Gregory Adelson
President and Chief Operating Officer

Strengthening Connections

Deepening relationships with our associates, clients, and shareholders to create a strong fiscal year 2023.

Since our founding, Jack Henry has believed that we are in the business of serving people. That has served us well throughout our 47-year history, especially during times of volatility like what the financial industry experienced this past year.

Throughout the year, we remained focused on what we do best: strengthening connections with the people we serve – our associates, clients, and shareholders. That includes empowering our associates and creating an inclusive culture, providing modern technology to put community and regional financial institutions at the center of their accountholders' financial lives, and delivering consistent, attractive returns for our shareholders.

strengthening connections: Jack Henry associates

We take pride in our people-first culture and strive to create an environment where our associates enjoy working, feel a sense of belonging, and thrive professionally and personally. In an effort

> "Relationships are worth the investment. Without them, we wouldn't be as successful – and even if we could be, it wouldn't be as much fun."

Jerry Hall
Co-founder, Jack Henry

to continuously strengthen connections with our associates, we use an ongoing listening strategy through multiple channels. For example, rather than surveying all associates at a single time each year, we get feedback every day by distributing engagement surveys on their work anniversaries. This allows us to monitor feedback throughout the year to pick up on trends and other areas of priority. For fiscal year 2023, 65% of Jack Henry associates participated in the survey, exceeding the industry benchmark of 45%.

associate engagement survey results

87%	**77%**	**79%**	**83%**	**79%**
believe in Jack Henry's **values**	have a sense of **belonging** at Jack Henry	**trust** Jack Henry	feel Jack Henry demonstrates **integrity**	feel Jack Henry's **purpose** is aligned to the business strategy

Recognition

As illustrated by the survey results, our associates are highly engaged and think positively of Jack Henry as an employer. Our efforts to create a great place to work have been consistently acknowledged by multiple groups, both nationally and regionally. Not only did we rank 17th overall and second in the financial services category on *Newsweek's 100 Most Loved Workplaces* list in October 2022, we also were recertified as a *Most Loved Workplace* making us eligible for consideration on the 2023 list. And for the 11th year in a row, Jack Henry was listed on *Computerworld's Best Places to Work in IT* list, which recognizes the top organizations that challenge their IT staffs while providing great benefits and compensation. We also were proud to place in *Newsweek's America's Greatest Workplaces 2023* list in July 2023.

In addition to the national awards we received, we were honored to be included on several regional award lists based on objective surveys sent to our associates, including *Top Workplaces Dallas – Fort Worth*, *Top Workplaces Charlotte*, *Best Places to Work Kentucky*, and *2023 Atlanta Top Workplaces*.

Associate Development

To further support our associates and their professional growth, our People and Culture team launched an internal mobility campaign in March 2023. While career growth and success can mean something different to everyone, Jack Henry encourages associates to pursue the type of internal mobility that is meaningful to them. That could include learning and development, participation in new projects, or internal job changes (up, down, or lateral). We provide tools such as individual development plans, LinkedIn Learning® courses, and mentorship programs. Associates can voluntarily opt-in to the internal mobility campaign and share their communication preferences, opportunity interests, and current education and experience.

We offer competitive total rewards and benefits to our associates that include medical, dental, and vision plans; a 401(k) plan with a 5% dollar-for-dollar match; an employee bonus plan; an employee stock purchase plan; and more.

Diversity, Equity, Inclusion, and Belonging

Our overall approach at Jack Henry is to integrate diversity, equity, inclusion, and belonging (DEIB) as a business imperative to create sustainable long-term outcomes and connections that foster a culture of belonging, well-being, and purpose. As we look toward the future, we have three strategic focus areas driving our DEIB efforts: workforce,

National and Regional Recognition











America's Greatest Workplaces 2023 – Newsweek

America's Most Loved Workplaces 2022 – Newsweek

Computerworld Best Places to Work in IT 2023

2022 Top 100 Places to Work – The Dallas Morning News

workplace, and marketplace. Diversifying our workforce, creating a culture of inclusion and belonging, and serving our communities and clients through a diverse and inclusive lens will be the way we continue to build, grow, and innovate.

This approach encompasses and fosters our Business Innovation Groups (BIGs). Each of these associate-led groups is a platform from which associates can work collaboratively to address business needs. There are more than 1,800 unique BIG members. We were pleased to form our new jhAVID BIG in early fiscal year 2024, focused on visible and invisible disabilities.

Jack Henry BIGs Highlights



Women at Jack Henry
Gender

- Hosted a Women's History Month event with Michelle King, President of Bank Director and FinXTech, who shared her leadership journey and advice for current and future women leaders.

- Hosted the *Leading with Allyship and Advocacy* conversation with three Jack Henry leaders – Mimi Carsley, Chief Financial Officer and Treasurer; Renee Swearingen, Senior Vice President of Finance and Chief Accounting Officer; and Kari Walden, Assistant General Counsel – to discuss their journeys in becoming better leaders through allyship and advocacy.



Veterans
Active and Retired Military

- Coordinated a live conversation with veteran and community leader Consuelo Castillo Kickbusch, who shared her experience growing up with immigrant parents and breaking barriers as the highest-ranking Hispanic woman in the Combat Support Field of the U.S. Army.

- Raised more than $9,000 for Heartland Canines for Veterans, a non-profit organization that pairs service animals with veterans at no cost. Members' contributions sponsored a dog for a veteran in southwest Missouri.



jhAVID
Visible and Invisible Disabilities

- Formally launched as a BIG centered around visible and invisible disabilities.



PRISM
LGBTQIA+

- Participated in two Pride parades and community events in June 2023 in Dallas, Texas and Springfield, Missouri.

- Hosted a two-part learning series – *Making the Business Case for LGBTQIA+ Inclusion* – for associates.



Mosaic of People
People of Color

- Collaborated with Jack Henry's Leadership Development team to create a new mentorship program designed for Black, Indigenous, and people of color (BIPOC).

- Sponsored an internal podcast episode – *Pioneering a New Path: Being the First, the Only, or One of Few* – during Black History Month.



Go Green
Environment

- Supported the "greening" of Jack Henry and beyond by working with Jack Henry's Facilities department to make sustainability improvements to our campuses, including installing recycling bins to encourage associates to sort trash properly and sponsoring a donation drive for the National Forest Foundation.

- Offered educational and networking opportunities for associates throughout the year, including weekly conversations on sustainability topics; Earth Week events; and workshops on digital cleanups, water conservation, the green benefits of data centers, and green investing, banking, and money-saving ideas.



strengthening connections: our clients

Community and regional financial institutions faced many challenges during this fiscal year, from high inflation and fast-rising interest rates to increased deposit costs and managing misperceptions caused by the failures of several highly specialized banks.

As always, we stayed in close contact with our clients throughout the year. The liquidity issues and deposit runs that led to the bank failures last spring created significant volatility across the financial industry.

While our banking clients report they have been largely unaffected, they spent a lot of time ensuring customers that their money was safe. Several clients reached out to Jack Henry for assistance with tools to help them more closely monitor deposit movement and we quickly met their needs to confidently help them move forward. In fact, many of our clients saw their deposits increase as customers diversified their holdings.

If anything, this most recent banking volatility again stressed the importance of community banks and credit unions to the overall U.S. banking system. These institutions are the backbone of local communities and essential to the success of individuals and small businesses.

As a well-rounded financial technology company, Jack Henry strengthens connections between people and their financial institutions through technology and services that reduce the barriers to financial health.

That is why we put community and regional financial institutions at the center of our modernization strategy. As a well-rounded financial technology company, our role is to provide technology and services to help them innovate faster, differentiate strategically, and compete successfully. Our more than 7,500 clients represent institutions with assets up to $45 billion and are primarily U.S.-based in all 50 states as well as in the Caribbean, Puerto Rico, and Guam. We are honored to say that we have served some clients for more than 30 years and our client retention rate is well over 99%.

We provide more than 300 technology solutions across nine capability types: digital banking, payments, operations, information security and technology, lending, financial crimes and fraud risk, commercial banking, customer and member relationships, and financial health.



more than

300

solutions

Annually, approximately 15% of our revenue is budgeted for research and development to help our clients serve their accountholders by providing modern, innovative technology.

Technology Modernization Strategy

In fiscal year 2023, we continued to progress our multiyear technology modernization strategy to deliver public cloud-native capabilities to community and regional financial institutions. We are making great progress on the strategy's four main objectives.

First, we're evolving and expanding Jack Henry's legacy core functionality and unifying it with digital banking capabilities into a full-service, open banking platform by unbundling services that traditionally would be in the core and building them as stand-alone modules on the public cloud. This will provide financial institutions greater speed-to-market, agility, and access to the latest cutting-edge technology and security solutions. In September 2022, we announced plans to build these services in the Google Cloud, which offers industry-leading scalability and operational uptime, leading security and compliance solutions, best-in-class data and artificial intelligence (AI) platforms, and the flexibility to integrate services with other cloud providers.

Second, we're working to provide multiple data integration options, including our newest offering, real-time data streaming – simultaneous, constant streaming of necessary data to all systems on the platform. Real-time data capabilities will enable a new universe of dynamic reporting and AI applications, helping our clients to better serve and protect their accountholders. We're currently in beta with real-time data streaming, which is essential to support real-time payments and fraud detection. We expect this functionality to go into live production by the end of calendar year 2023.

Delivering industry-leading capabilities across a single, next-generation platform is the third objective. We continue to build out our cloud-native suite of solutions, led by our highly successful Banno Digital Platform that now has nearly 10 million retail registered users and one of the highest consumer ratings on the app store.

Leveraging the success of our Banno retail platform, we launched our Banno Business platform in the first part of fiscal year 2024. Banno Business provides a scalable digital banking solution for businesses that includes automated clearing house (ACH), wire, positive pay, and more without requiring the overhead of a full commercial banking suite.

Banno Conversations™ further strengthens the connection between our clients and their accountholders by providing a secure, authenticated channel for personalized servicing and support. Connecting directly to the core and integrated natively inside the digital platform, Banno Conversations does not rely on third-party chat solutions that cannot support candid conversations to resolve problems. Our clients can proactively reach out to their accountholders with customized offers and discussion, expanding the possibilities of service, support, marketing, and more.

Additionally, we prepared for the fiscal year 2024 launch of our next-generation financial crimes platform with machine learning and AI capabilities, Jack Henry Financial Crimes Defender. We have seen great interest in this product during our successful testing phase.

On the payments side, we acquired Payrailz, a public cloud-native digital payments platform, in September 2022. Payrailz complements our virtual payments hub with next-generation capabilities for consumer and commercial bill pay, account-to-account (A2A) and business-to-customer (B2C) payments, and more.

The acquisition allowed us to launch the industry's only financial institution-centric, AI-driven, real-time, person-to-person (P2P) payments solution in October 2022. The open-loop solution does not require senders and receivers to belong to the same payment network and is set up for one-time or recurring payments to be made using the recipient's mobile number or email address.

The fourth objective of our technology modernization strategy is to move from acting as a core processor to offering a full banking ecosystem. The goal of this effort is to attract and align the highest grade fintech partners into an industry-leading innovation ecosystem that orchestrates new value for our clients to tap into. We currently have more than 950 fintech providers in our ecosystem.

We're the only platform provider that has relationships with all five major financial-data aggregators – Finicity, Akoya®, Plaid, Envestnet | Yodlee®, and Intuit – giving accountholders more control of their financial data and protecting financial institutions from a wide range of fraud and security risks that arise from passwords shared with third parties. Screen scraping, while a common practice throughout the industry, presents multiple challenges in both security and customer experience. Jack Henry is on track to eliminate all inbound screen scraping on its Banno Digital Platform by the end of calendar year 2023, enabling our clients to position themselves at the center of their accountholders' financial lives and to strengthen their connection with them.





Banno Conversations further strengthens the connection between our clients and their accountholders by providing a secure, authenticated channel for personalized service and support.

client servicing

One of the ways we strengthen relationships with clients is by providing exceptional customer service. We routinely ask our clients how we are doing. In fiscal year 2023 our average client satisfaction score was 4.6 on a scale of 1 to 5.

Our focus for the last several years on operating as One Jack Henry has enabled us to deliver better, more consistent results for our clients. A few examples:

- We've increased execution on deliverables on the six-month roadmaps we provide to clients from less than 67% in July 2021 to more than 86% as of July 2023.

- We've increased the percentage of urgent cases resolved within 24 hours from 77% in August 2022 to 85.4% as of June 2023.

- We've increased client ratings on *amount of time to provide a resolution* for urgent cases from 3.83 in fiscal year 2022 to 3.98 in fiscal year 2023 on a scale of 1 to 5.



strengthening connections: Jack Henry shareholders

Despite challenges in the financial services industry, we produced overall solid financial results in fiscal year 2023. Total revenue increased 7% for the year and increased 8% on a non-GAAP basis. For the last 14 years, we've made IDC's ranking of leading financial technology providers based on annual revenue.



14 years

We continued to see strong demand for our products, with our sales teams setting quarterly sales records in the second and fourth quarters and for the full fiscal year. For the year, we inked 47 competitive core takeaways with five being institutions with greater than $1 billion in assets. Additionally, we signed 52 contracts to move on-premise core clients to our private cloud, 56 new clients for our card processing solution, and 198 new Banno digital clients.

We've achieved this sales success while continuing to grow our sales pipeline of potential clients. In fact, we began fiscal year 2024 with the largest pipeline we've ever had entering a new fiscal year.

Additionally, we continued our strong capital returns to shareholders. We increased our dividend for the 34th consecutive fiscal year and paid more than $147 million in dividends in fiscal year 2023. We remain committed to returning excess capital to shareholders, repurchasing $25 million of Jack Henry stock in fiscal year 2023. As of June 30, 2023, nearly 43% of Jack Henry associates are shareholders.

Our commitment to listen to, engage with, and communicate transparently with our shareholders was evident at our annual Investor Day in May 2023 and throughout our 27 investor relations events.

Sustainability at Jack Henry

As we demonstrate our commitment to people, responsible business practices, responsibility to the planet, and of course, doing the right thing, we furthered our commitment to our corporate sustainability initiative. On March 31, 2023, Jack Henry published our third sustainability report detailing updates and metrics associated with our key sustainability priorities.

Key Sustainability Priorities

 Purpose and Mission

 Diversity, Equity, Inclusion, and Belonging

 Talent, Attraction, Development, and Retention

 Corporate Citizenship and Philanthropy

 Information and Cybersecurity

 Business Ethics

 Human Rights and Fair Labor Practices

 Low Carbon Transition

 Environmental Stewardship

 Climate-Related Risks

Jack Henry Ranked on *America's Climate Leaders 2023* List

Jack Henry was recognized by *USA Today* and Statista and earned a spot on the inaugural *America's Climate Leaders 2023* list for our work to reduce greenhouse gas (GHG) emissions. We also signed a commitment letter indicating our intention to set science-based climate targets with the Science Based Targets initiative (SBTi).

Commitment to Improving Financial Health for All

We joined the Financial Health Network, an organization focused on uniting industries, business leaders, policymakers, innovators, and visionaries in a shared mission to improve financial health for all.





2023 Sustainability Report
Scan the QR Code to read the report.

Experiencing issues with the QR code?
Visit: https://hubs.la/Q020v3hq0

strengthening our brand

Fiscal year 2023 marked the launch of our rebrand, going to market as simply *Jack Henry*. As a huge aspect of the One Jack Henry initiative, this rebranding was many years in the making.

To the naked eye, it's a fresh, modernized logo with a shortened name – "& Associates, Inc." was removed from our go-to-market strategy (though the legal name of our organization has not changed).

But the rebrand goes beyond that, as it integrates into the larger One Jack Henry initiative. Our sales operations also have been unified, as have our umbrella of brands. Through improved territory planning, education, and consistent measuring for our sales associates, we have gained efficiencies. The increased sales pipeline we have experienced is correlated to our rebranding as we differentiate Jack Henry among legacy competitors and new fintechs in our space.

Our rebrand has been well-received, marked by a 51% increase in website visits and 22% increase in social media followers.

22%
increase in social media followers

Jack Henry
jack henry
meet Defender
Here to Change the Game

jackhenry_fintech
jh
80%
jack henry
jack henry connect
08.29 – 09.01
San Diego, CA
discover what makes us different
jackhenry.com

jack henry
connecting possibilities
Strengthening Connections Between People, Businesses, and Financial Institutions
Contact Us

Strengthening Connections

Throughout fiscal year 2023, Jack Henry's proven, sustainable business model exemplified our historically strong connections and our focus on continuing to deepen relationships. More important than ever this year was our fortitude, focus, experience, and passion for supporting our associates, clients, and shareholders. We successfully delivered.

As we begin the new fiscal year, our sales pipeline is very robust and we continue to be optimistic about the strength of our technology solutions, our ability to deliver outstanding service to our clients, our ability to strengthen relationships, the spending environment, and our long-term prospects for success.





51%
increase in website visits

2023 **annual report**

Financials

This page intentionally left blank.

BUSINESS

Jack Henry & Associates, Inc.® is a well-rounded financial technology company that strengthens connections between financial institutions and the people and businesses they serve. For more than 47 years, we have provided technology solutions to help banks and credit unions innovate faster, strategically differentiate, and successfully compete while serving the evolving needs of their accountholders. We empower over 7,500 financial institutions and diverse corporate entities with people-inspired innovation, personal service, and insight-driven solutions that help reduce the barriers to financial health.

Mission Statement

We strengthen the connections between people and their financial institutions through technology and services that reduce the barriers to financial health.

This philosophy has always been part of our foundation and the roots on which Jack Henry was built. Our founders, Jack Henry and Jerry Hall, were committed to their community and believed they could help financial institutions better serve the needs of people and businesses using more modern technology and services.

While much has changed since we opened for business in 1976, we continue to be focused on helping community and regional financial institutions, and we are guided by our founding principles: do the right thing, do whatever it takes, and have fun.

Who We Serve

We provide products and services primarily to community and regional financial institutions:

- Core bank integrated data processing systems are provided to 940 banks ranging from de novo to multi-billion-dollar institutions with assets of up to $50 billion. The number of banks we serve has decreased in the last year due to acquisitions and mergers within the banking industry, which are discussed further under the heading "Our Industry" in this Item 1. Our banking solutions support both on-premise and private cloud operating environments with functionally distinct core processing platforms and integrated complementary solutions.

- Core credit union data processing solutions are provided to credit unions of all sizes, with a client base of over 710 credit union customers. We offer a flagship core processing platform and integrated complementary solutions that support both on-premise and private cloud operating environments.

- Non-core highly specialized core-agnostic products and services are also provided to financial institutions. We offer complementary solutions that include highly specialized financial performance, imaging and payments processing, information security and risk management, retail delivery, and online and mobile functionality. These products and services enhance the performance of traditional financial services organizations of all asset sizes and charters, and non-traditional diverse corporate entities. In total, we serve over 7,500 customers, over 1,650 of our core customers included in our bank and credit union customers listed above, and nearly 5,880 non-core customers.

Our products and services provide our customers with solutions that can be tailored to support their unique growth, service, operational, and performance goals. Our well-rounded solutions also enable financial institutions to offer the high-demand products and services required by their customers to compete more successfully, and to capitalize on evolving trends shaping the financial services industry.

We are committed to exceeding our customers' expectations. We measure and monitor customer satisfaction using a variety of surveys, such as an annual survey on the customer's anniversary date and randomly-generated online surveys initiated each day by routine support requests to ensure feedback is received throughout the year. The results of our survey process provide assurance that our service consistently exceeds our customers' expectations and, we believe, contribute to our excellent customer retention rates.

We are focused on establishing long-term customer relationships, continually expanding and strengthening those relationships with cross sales of additional products and services that support our clients' strategy, earning new financial and non-financial clients, and ensuring our product offerings are highly competitive.

The majority of our revenue is derived from support and services provided by our private and public cloud services for our hosted customers that are typically on a seven-year or greater contract, recurring electronic payment solutions that are also generally on a contract term of seven years or greater, and our on-premise customers that are typically on a one-year contract. Less predictable software license fees, paid by customers implementing our software solutions on-premise, and hardware sales, including all non-software products that we re-market in order to support our software systems, complement our primary revenue sources. Information regarding the classification of our business into four separate segments is set forth in Note 14 to the consolidated financial statements (see Item 8).

We recognize that our associates and their collective contribution are ultimately responsible for Jack Henry's past, present, and future success. Recruiting and retaining high-quality employees is essential to our ongoing growth and financial performance, and we believe we have established an organizational culture that sustains high levels of employee engagement. For further discussion of our human capital considerations, see "Human Capital" below.

Our Industry

Our core banking solutions serve commercial banks and savings institutions with up to $50 billion in assets. According to the Federal Deposit Insurance Corporation ("FDIC"), there were approximately 4,660 commercial banks and savings institutions in this asset range as of December 31, 2022, and we currently support 940 of these banks with one of our three core information processing platforms and complementary products and services.

Our core credit union solutions serve credit unions of all asset sizes. According to the Credit Union National Association ("CUNA"), there were more than 4,850 domestic credit unions as of December 31, 2022, and we currently support over 710 of these credit unions with one flagship core information processing platform and complementary products and services.

Our non-core solutions serve financial services organizations of all asset sizes and charters and other diverse corporate entities. We currently support over 7,500 institutions with specialized solutions for generating additional revenue and growth, increasing security, mitigating operational risks, and controlling operating costs.

The FDIC reports the number of commercial banks and savings institutions declined 17% from the beginning of calendar year 2017 to the end of calendar year 2022, due mainly to mergers. Although the number of banks declined at a 4% compound annual rate during this period, aggregate assets increased at a compound annual rate of 6% and totaled $23.6 trillion as of December 31, 2022. There were 15 new bank charters issued in calendar year 2022, compared to 10 in the 2021 calendar year. Comparing calendar years 2022 to 2021, the number of mergers decreased 19%.

CUNA reports the number of credit unions declined 15% from the beginning of calendar year 2017 to the end of calendar year 2022. Although the number of credit unions declined at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 9% and totaled $2.2 trillion as of December 31, 2022.

Community and mid-tier banks and credit unions are vitally important to the communities, consumers, and businesses they serve. Bank customers and credit union members rely on these institutions to provide personalized, relationship-based service and competitive financial products and services available through the customer's delivery channel of choice. Institutions are recognizing that attracting and retaining customers and members in today's highly competitive financial industry and realizing near-term and long-term performance goals are often technology dependent. Financial institutions must implement technological solutions that enable them to:

- Offer e-commerce, mobile, and digital strategies that provide the convenience-driven services required in today's financial services industry.

- Maximize performance with accessible, accurate, and timely business intelligence information.

- Provide the high-demand products and services needed to successfully compete with traditional and non-traditional competitors created by convergence within the financial services industry.

- Enhance the customer/member experience at multiple points of contact.

- Expand existing customer/member relationships and strengthen exit barriers by cross selling additional products and services.

- Capitalize on new revenue, and deposit and loan portfolio growth opportunities.

- Increase operating efficiencies and reduce operating costs.

- Protect mission-critical information assets and operational infrastructure.

- Protect customers/members with various security tools from fraud and related financial losses.

- Maximize the day-to-day use of technology and return on technology investments.

- Ensure full regulatory compliance.

Jack Henry's extensive product and service offerings help diverse financial institutions meet business challenges and capitalize on opportunities. We strive to get to know our customers, understand their strategies and challenges, and provide innovative solutions that help them achieve short- and long-term success.

Business Strategy

Our fundamental business strategy is to generate organic revenue and earnings growth augmented by strategic acquisitions. We execute this strategy by:

- Providing community and regional banks and credit unions with core processing systems that provide excellent functionality and support on-premise and private cloud delivery environments with identical functionality.

- Expanding each core customer relationship by cross-selling complementary products and services that enhance the functionality provided by our core processing systems.

- Providing non-core highly specialized core-agnostic complementary products and services to financial institutions, including institutions not utilizing one of our core processing systems, and diverse corporate entities.

- Developing and deploying a long-term technology modernization strategy to provide public cloud native solutions that provide clients with greater flexibility, optionality, open integration, speed to market, and other benefits.

- Maintaining a company-wide commitment to customer service that consistently exceeds our customers' expectations and generates high levels of customer retention.

- Building, maintaining, and enhancing a protected environment and tools that help our clients and us protect customer data, assets, and comply with regulations.

- Capitalizing on our acquisition strategy.

Acquisition Strategy

We have a disciplined approach to acquisitions and have been successful in supplementing our organic growth with 35 strategic acquisitions since the end of fiscal year 1999. We continue to explore acquisitions that have the potential to:

- Expand our suite of complementary products and services.

- Provide products and services that can be sold to both existing core and non-core customers and outside our base to new customers.

- Accelerate our internal development efforts.

- Provide selective opportunities to sell outside our traditional markets in the financial services industry.

After 47 years in business, we have very few gaps in our product line, so it is increasingly difficult to find proven products or services that would enable our clients and prospects to better optimize their business opportunities or solve specific operational issues. In addition, we see few acquisition opportunities that would expand our market or enable our entry into adjacent markets within the financial services industry that are fairly priced or that we could assimilate into our Company without material distractions.

We have a solid track record of executing acquisitions from both a financial and operational standpoint, and we will continue to pursue acquisition opportunities that support our strategic direction, complement and accelerate our organic growth, and generate long-term profitable growth for our stockholders. While we seek to identify appropriate acquisition opportunities, we will continue to explore alternative ways to leverage our cash position and balance sheet to the benefit of our stockholders, such as continued investment in new products and services for our customers, repurchases of our stock, and continued payment of dividends.

Our most recent acquisition was:

Fiscal Year	Company or Product Name	Products and Services
2023	Payrailz, LLC ("Payrailz")	Provider of cloud-native modern digital payment capabilities leveraging AI and machine learning features for the financial services industry.

Solutions

- Our core banking solutions support commercial banks with information and transaction processing platforms that provide enterprise-wide automation. We have three functionally distinct core bank processing systems and more than 140 fully integrated complementary solutions, including business intelligence and bank management, retail and business banking, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our core banking solutions have state-of-the-art functional capabilities, and we can re-market the hardware required by on-premise use of each software system. Our banking solutions can be delivered on-premise or through our private cloud delivery model and are backed by a company-wide commitment to provide exceptional personal service.

- Our core credit union solutions support credit unions of all sizes with an information and transaction processing platform that provides enterprise-wide automation. Our solution includes one flagship core processing system and more than 100 fully integrated complementary solutions, including business intelligence and credit union management, member and member business services, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our credit union solution also has state-of-the-art functional capabilities. We also re-market the hardware required by on-premise use of the software system. Our credit union solution can be delivered on-premise, through our private cloud, or through our partner private cloud delivery models. Each is backed by our company-wide commitment to provide exceptional personal service.

- Our non-core solutions for financial institutions are specialized products and services assembled primarily through our focused diversification acquisition strategy. These core-agnostic solutions are compatible with a wide variety of information technology platforms and operating environments and offer more than 100 complementary solutions, including proven solutions for generating additional revenue and growth, increasing security and mitigating operational risks, and/or controlling operating costs. Our non-core products and services enhance the performance of financial services organizations of all asset sizes and charters, and diverse corporate entities. These distinct products and services can be implemented individually or as solution suites to address specific business problems or needs and enable effective responses to dynamic industry trends.

We strive to develop and maintain functionally robust, integrated solutions that are supported with high service levels, regularly updating and improving those solutions using an interactive customer enhancement process; ensuring compliance with relevant regulations; updated with proven advances in technology; and consistent with Jack Henry's reputation as a premium solution and service provider.

Core Software Systems

Core software systems primarily consist of the integrated applications required to process deposit, loan, and general ledger transactions, and to maintain centralized customer/member information.

Our core banking solutions consist of three software systems marketed to banks and our core credit union solution consists of one software system marketed to credit unions. These core systems are available for on-premise installation at customer sites, or financial institutions can choose to leverage our private cloud environment for ongoing information processing.

Core banking platforms are:

- **SilverLake System®,** a robust system primarily designed for commercial-focused banks with assets ranging from $1 billion to $50 billion. Some progressive smaller banks and de novo (start-up) banks also select SilverLake. This system is in use by over 460 banks, and now automates nearly 10% of the domestic banks with assets less than $50 billion.

- **CIF 20/20®,** a parameter-driven, easy-to-use system that now supports approximately 300 banks ranging from de novo institutions to those with assets of $5 billion.

- **Core Director®,** a cost-efficient system with point-and-click operation that now supports approximately 180 banks ranging from de novo institutions to those with assets of over $2 billion.

Core credit union platform is:

- **Symitar® (formerly known as Episys®),** a robust system designed specifically for credit unions. It has been implemented by over 710 credit unions with assets ranging from $3 million to $35 billion, and according to National Credit Union Administration ("NCUA") data, is the system implemented by more credit unions with assets exceeding $25 million than any other alternative core system.

Customers electing to install our solutions on-premise license the proprietary software systems. The majority of these customers pay ongoing annual software maintenance fees. We re-market the hardware, hardware maintenance, and peripheral equipment that is required by on-premise use of our software solutions; and we perform software implementation, data conversion, training, ongoing support, and other related services. On-premise customers generally license our core software systems under a standard license agreement that provides a fully paid, nonexclusive, nontransferable right to use the software on a single computer at a single location.

Customers can eliminate the significant up-front capital expenditures required by on-premise installations and the responsibility for operating information and transaction processing infrastructures by leveraging our private cloud environment for those functions. Our core private cloud services are provided through a highly resilient data center configuration across multiple physical locations. We also provide image item processing services from two host/archive sites and several key entry and balancing locations throughout the country. We print and mail customer statements for financial institutions from three regional printing and rendering centers. Customers electing to outsource their core processing typically sign contracts for seven or more years that include "per account" fees and minimum guaranteed payments during the contract period.

We support the dynamic business requirements of our core bank and credit union clients with ongoing enhancements to each core system, the regular introduction of new integrated complementary products, the ongoing integration of practical new technologies, and regulatory compliance initiatives. We also serve each core customer as a single point of contact, support, and accountability.

Complementary Products and Services

We have more than 140 complementary products and services that are targeted to our core banks and more than 100 targeted to credit union customers. Many of these are selectively sold to financial services organizations that use other core processing systems.

These complementary solutions enable core bank and credit union clients to respond to evolving customer/member demands, expedite speed-to-market with competitive offerings, increase operating efficiency, address specific operational issues, and generate new revenue streams. The highly specialized solutions enable diverse financial services organizations and corporate entities to generate additional revenue and growth opportunities, increase security and mitigate operational risks, and control operating costs.

We regularly introduce new products and services based on demand for integrated complementary solutions from our existing core clients and based on the growing demand among financial services organizations and corporate entities for specialized solutions capable of increasing revenue and growth opportunities, mitigating and controlling operational risks, and/or containing costs. Our Industry Research department solicits customer guidance on the business solutions they need, evaluates available solutions and competitive offerings, and manages the introduction of new product offerings. Our new complementary products and services are developed internally, acquired, or provided through strategic alliances.

Implementation and Training

Most of our core bank and credit union customers contract with us for implementation and training services in connection with their systems and additional complementary products.

A complete core system implementation typically includes detailed planning, project management, data conversion, and testing. Our experienced implementation teams travel to customer facilities or work remotely with clients to help manage the implementation process and ensure that all data is transferred from the legacy system to the Jack Henry system. Our implementation fees are fixed or hourly based on the core system being installed.

We also provide extensive initial and ongoing education to our customers. We have a comprehensive training program that supports new customers with basic training and longtime customers with continuing education. The training enables financial institutions to maximize the use of our core and complementary solutions, learn about ongoing system enhancements, and understand dynamic year-end legislative and regulatory requirements.

Support and Services

We serve our customers as a single point of contact and support for the complex solutions we provide. Our comprehensive support infrastructure incorporates:

- Exacting service standards.
- Trained support staff available up to 24 hours a day, 365 days a year.
- Assigned account managers.
- Sophisticated support tools, resources, and technology.
- Broad experience converting diverse banks and credit unions to our core platforms from competitive platforms.
- Highly effective change management and control processes.
- Best practices methodology developed and refined through the company-wide, day-to-day experience supporting over 7,500 diverse clients.

Most on-premise customers contract for annual software support services, and this represents a significant source of recurring revenue for Jack Henry. These support services are typically priced at approximately 20% of the respective product's software license fee. The subsequent years' service fees generally increase as customer assets increase and as additional complementary products are purchased. Annual software support fees typically are billed during June and are paid in advance for the entire fiscal year, with proration for new product implementations that occur during the fiscal year. Hardware support fees also are usually paid in advance for entire contract periods which typically range from one to five years. Most support contracts automatically renew unless the customer or Jack Henry gives notice of termination at least 30 days prior to contract expiration.

High levels of support are provided to our private cloud customers by the same support infrastructure utilized for on-premise customers. However, these support fees are included as part of monthly private cloud fees.

Hardware Systems

Our software systems operate on a variety of hardware platforms. We have established remarketing agreements with IBM Corporation, and many other hardware providers that allow Jack Henry to purchase hardware and related maintenance services at a discount and resell them directly to our customers. We currently sell IBM Power Systems™; Lenovo®, Dell, Hewlett Packard, and Cisco servers and workstations; Canon®, Digital Check, Epson®, and Panini® check scanners; and other devices that complement our software solutions.

Digital Products and Services

Jack Henry Digital represents a category of digital products and services that are being built and integrated together into one unified platform. Our main offering is the Banno Digital Platform™. It is an online and mobile banking platform that helps community and regional financial institutions strategically differentiate their digital offerings from those of megabanks and other financial technology companies. It is a complete, open digital banking platform that gives banks and credit unions attractive, fast, native applications for their customers and members and cloud-based, core-connected back-office tools for their employees.

Payment Solutions

Electronic payment solutions provide our customers with the tools necessary to be at the forefront of payment innovation with secure payment processing designed to simplify complex payment processing, attract profitable retail and commercial accounts, increase operating efficiencies, comply with regulatory mandates, and proactively mitigate and manage payment-related risk.

- **JHA Card Processing Solutions™ ("CPS")** supports full-service and in-house debit and credit card programs backed by a comprehensive suite of tools for fraud mitigation, digital payments, dispute management, plastics manufacturing and personalization, loyalty programs, data analytics, and terminal driving. In addition, advisory services are offered to support a variety of needs including card portfolio growth, start-up program consultation, as well as customized fraud management; all tailored to individual financial institution goals and concerns.

- **Enterprise Payment Solutions ("EPS")** is a comprehensive payments engine. It offers an integrated suite of remote deposit capture, Automated Clearing House ("ACH"), and card transaction processing solutions, risk management tools, reporting capabilities, and more for financial institutions, businesses, and fintechs of all sizes. EPS helps its clients succeed in today's competitive market to increase revenue, improve efficiencies, better manage compliance, and enhance customer relationships.

- **iPay Solutions™** provides consumers and businesses with money movement options through their financial institutions' digital platforms including paying bills, sending money to anyone and transferring funds between their own accounts. iPay's extensive application programming interface ("API") and hosted interfaces allow for multiple levels of integration by digital platforms and financial institutions. iPay provides financial institutions with services and tools to increase adoption, support end-users and monitor fraud. The money movement options keep the consumers and businesses engaged with the financial institution.

- **Payrailz™** supports our technology modernization strategy by adding next generation digital payment capabilities to our payment's ecosystem based on cloud native microservices. Our new Money Movement payments platform includes native artificial intelligence ("AI"), Action Insights (which is predictive and proactive recommendations through AI), a flexible modern user experience, a layered security model, an automated fraud feature leveraging machine learning, and a modern and flexible administrative portal. In addition to bill payment capabilities, we have a 'pay a loan' feature, an 'open looped' real-time person-to-person ("P2P") solution, and account-to-account ("A2A") transfer features.

- **JHA PayCenter™**, provides our customer financial institutions with a single entry point to both Zelle® and Real Time Payments ("RTP") real-time networks and supports the Federal Reserve›s FedNow®, which launched in July 2023. PayCenter manages the certification process and mandatory updates from the networks, simplifies integration with toolkits and provides fraud monitoring. Financial institutions can send and receive transactions instantly 24 hours a day, 365 days a year, through our core and complementary solutions.

- **Payments as a Service ("PaaS")** ties together and further enhances the complete array of electronic payments functionality with a front-end Payments Developers Experience Portal and back-end data analytics.

Research and Development

We invest significant resources in ongoing research and development to develop new software solutions and services and enhance existing solutions with additional functionality and features required to ensure regulatory compliance. We enhance our core and complementary systems a minimum of once each year. Product-specific enhancements are largely customer-driven with recommended enhancements formally gathered through focus groups, change control boards, strategic initiatives meetings, annual user group meetings, and ongoing customer contact. We also continually evaluate and implement process improvements that expedite the delivery of new products and enhancements to our customers and reduce related costs.

Research and development expenses for fiscal 2023, 2022, and 2021 were $142.7 million, $121.4 million, and $109.0 million, respectively. We recorded capitalized software in fiscal 2023, 2022, and 2021 of $166.1 million, $148.2 million, and $128.3 million, respectively.

Sales and Marketing

We serve established, well-defined markets that provide ongoing sales and cross-sales opportunities.

The marketing and sales initiatives within the core business lines are primarily focused on identifying banks and credit unions evaluating alternative core information and transaction processing solutions. Our non-core specialized core-agnostic niche solutions are sold to complement existing technology platforms to domestic financial services organizations of all asset sizes and charters.

Sales executives are responsible for the activities required to earn new customers in assigned territories, and regional account executives are responsible for nurturing customer relationships and cross selling additional products and services. Our sales professionals receive base salaries and performance-based commission compensation. Sales support staff provide a variety of services, including product and service demonstrations, responses to prospect-issued requests-for-proposals, and proposal and contract generation. Our marketing department supports sales with lead generation and brand-building activities, including participation in state-specific, regional, and national trade shows; print and online advertising; telemarketing; customer/client newsletters; ongoing promotional campaigns; and media relations. We also host annual national education conferences which provide opportunities to network with existing clients and demonstrate new products and services.

Jack Henry has sold select products and services outside the United States, primarily in Latin America, the Caribbean and Canada. International sales accounted for less than 1% of Jack Henry's total revenue in each of fiscal 2023, 2022, and 2021.

Competition

The market for companies providing technology solutions to financial services organizations is competitive, and we expect that competition from both existing competitors and companies entering our existing or future markets will remain strong. Some of our current competitors have longer operating histories, larger customer bases, and greater financial resources. The principal competitive factors affecting the market for technology solutions include product/service functionality, price, operating flexibility and ease-of-use, customer support, and existing customer references. For more than a decade, there has been significant consolidation among providers of products and services designed for financial institutions, and this consolidation is expected to continue in the future.

Our core solutions compete with large vendors that provide information and transaction processing solutions to banks and credit unions, including Fidelity National Information Services, Inc.; Fiserv, Inc.; and Finastra. Our non-core specialized solutions compete with an array of disparate vendors that provide niche solutions to financial services organizations and corporate entities.

Intellectual Property, Patents, and Trademarks

Although we believe our success depends upon our technical expertise more than our proprietary rights, our future success and ability to compete depend in part upon our proprietary technology. We have registered or filed applications for our primary trademarks. Most of our technology is not patented. Instead, we rely on a combination of contractual rights, copyrights, trademarks, and trade secrets to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers, and potential customers. Access to and distribution of our Company's source code is restricted, and the disclosure and use of other proprietary information is further limited. Despite our efforts to protect our proprietary rights, unauthorized parties can attempt to copy or otherwise obtain, or use our products or technology.

Regulatory Compliance

We maintain a corporate commitment to address compliance issues and implement requirements imposed by federal regulators prior to the effective date of such requirements when adequate prior notice is given. Our compliance program is coordinated by a team of compliance analysts and auditors with extensive regulatory agency and financial institution experience, and a thorough working knowledge of Jack Henry and our solutions. These compliance professionals leverage multiple channels to remain informed about potential and recently enacted regulatory requirements, including regular discussions on emerging topics with the Federal Banking Agencies ("FBA") examination team and training sessions sponsored by various professional associations.

Jack Henry has a process to inform internal stakeholders of new and revised regulatory requirements. Upcoming regulatory changes also are presented to the Company's development teams through monthly regulatory compliance meetings and the necessary product changes are included in the ongoing product development cycle. We publish newsletters to keep our customers informed of regulatory changes that could impact their operations. Periodically, customer advisory groups are assembled to discuss significant regulatory changes.

Internal audits of our systems, networks, operations, business recovery plans, and applications are conducted and specialized outside firms are periodically engaged to perform testing and validation of our systems, processes, plans and security. The FBA conducts annual reviews throughout the Company and issues a Report of Examination. The Board of Directors provides oversight of these activities through the Risk and Compliance Committee and the Audit Committee.

Government Regulation

The financial services industry is subject to extensive and complex federal and state regulation. All financial institutions are subject to substantial regulatory oversight and supervision. Our products and services must comply with the extensive and evolving regulatory requirements applicable to our customers, including but not limited to those mandated by federal truth-in-lending and truth-in-savings rules, the Privacy of Consumer Financial Information regulations, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the USA Patriot Act, the Gramm-Leach-Bliley Act, the Community Reinvestment Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The compliance of Jack Henry's products and services with these requirements depends on a variety of factors, including the parameters set through the interactive design, the classification of customers, and the manner in which the customer utilizes the products and services. Our customers are contractually responsible for assessing and determining what is required of them under these regulations and then we provide solutions that assist them in meeting their regulatory needs through our products and services. We cannot predict the impact these regulations, any future amendments to these regulations or any newly implemented regulations will have on our business in the future.

Jack Henry is not chartered by the Office of the Comptroller of Currency ("OCC"), the Board of Governors of the Federal Reserve System, the FDIC, the NCUA or other federal or state agencies that regulate or supervise depository institutions. However, operating as a service provider to financial institutions, Jack Henry's operations are governed by the same regulatory requirements as those imposed on financial institutions, and subject to periodic reviews by FBA regulators who have broad supervisory authority to remedy any shortcomings identified in such reviews.

We provide private cloud services through JHA OutLink Processing Services™ for banks and EASE Processing Services™ for credit unions. We provide data centers and electronic transaction processing through JHA Card Processing Solutions™, internet banking through NetTeller® and Banno™ online solutions, bill payment through iPay, network security monitoring and Hosted Network Solutions ("HNS") through our Gladiator® unit, cloud services through Hosted Partner Services and Enterprise Integration Services, and business recovery services through Centurion Disaster Recovery®.

Our private cloud services are subject to examination by FBA regulators under the Bank Service Company Act. These examinations cover a wide variety of subjects, including system development, functionality, reliability, and security, as well as disaster preparedness and business recovery planning. Our private cloud services are also subject to examination by state banking authorities on occasion.

Information and Cybersecurity

In our increasingly interconnected environment, information is inherently exposed to a growing number of risks, threats, and vulnerabilities. As a provider of products and services to financial institutions, we use industry standard policies and procedures to process and store sensitive, personally identifiable information securely. We prioritize protecting our associates, clients, and their private data from the ever-evolving cyber threat environment and ensuring the resiliency of such information.

We have an established information and cybersecurity program maintained by a team of diverse, highly skilled cybersecurity professionals, as well as a portfolio of investments in modern technology including artificial intelligence and machine learning. The program incorporates industry-standard frameworks, policies, and practices designed to protect the confidentiality and privacy of Jack Henry's and our clients' information. Additionally, we maintain insurance that includes cybersecurity coverage.

In support of the program, our systems and services undergo regular reviews performed by the same regulatory agencies that review financial institutions: Consumer Financial Protection Bureau ("CFPB"), Federal Reserve Board ("FRB"), FDIC, NCUA, and the OCC, among others. Reviews such as those by the Federal Banking agencies (a regulatory group comprised of the FDIC, FRB, and the OCC) assess and identify security gaps or flaws in controls and monitor the effectiveness of our security program. Critical services provided to our clients are subject to annual System and Organization Controls ("SOC") reviews by independent auditors. Information and cybersecurity leadership reports to the Risk and Compliance Board committee and the full Board of Directors quarterly, on information security and cybersecurity matters.

Human Capital

Our Employees

As of June 30, 2023, we had approximately 7,120 full-time and part-time employees. Our employees are not covered by a collective bargaining agreement and there have been no labor-related work stoppages.

Talent Attraction and Engagement

Our people and culture strategy focuses on attracting, engaging, and retaining qualified, diverse, and innovative talent at all levels of the Company. We are a committed equal opportunity employer and all qualified candidates receive consideration for employment without regard to race, color, religion, national origin, age, disability, sex, sexual orientation, gender, gender identity, pregnancy, genetic information, or other characteristics protected by applicable law.

Beyond nondiscrimination compliance, we are committed to fostering a respectful, diverse, and inclusive workplace in which all individuals are treated with respect and dignity. We continue to concentrate efforts on diversity, equity, inclusion, and belonging and continue to hire employees in the human resources function to focus on this important area. We seek nontraditional talent streams to help identify candidates from underrepresented groups, including through our internship and apprenticeship programs. Our internship program focuses on attracting college and university students to paid work in Jack Henry departments related to their studies, while our apprenticeship program offers paid training and work for candidates (either students or non-students) with little to no traditional experience in the field, such as learning computer coding. Both our internship and apprenticeship programs can lead to full-time employment.

We continue to engage our Business Innovation Groups ("BIGs") to develop attraction and retention suggestions and practices that advance a diverse, equitable, and inclusive culture. Our BIGs are company-sponsored groups open to all employees. As of June 30, 2023, we had over 1,840 unique associates participating in seven active BIGs, with six focused on inclusion for specific communities – women, people of color, remote employees, LGBTQ+, veterans, and people with disabilities – and one focused on environmental and sustainability topics. While BIGs allow employees to connect and support each other, they also function to assist us in addressing bona fide business problems through input and suggestions. For example, these groups work with executive leadership to actively improve our talent attraction processes for prospective employees. They also provide education, training, and conversation opportunities to all employees to increase belongingness and to advance diversity, inclusion, understanding, and innovation throughout the Company. JHAnywhere, a BIG formed previously to provide community and resources for the then minority of employees working remotely, was discontinued in July 2023 due to the proliferation of remote work resulting from the COVID-19 pandemic to the extent that such efforts became a company-wide focus that went beyond the capacity of a single BIG to support. The Company remains focused on equipping all employees with the tools necessary to effectively communicate, collaborate, and build connections in a remote environment, including ensuring leaders have the skills needed to effectively lead dispersed teams.

We seek to actively listen to our employees throughout the year using a defined and continuous listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, and other top of mind topics. These surveys allow us to respond to employee concerns, benefit from employee perspectives, and better design and develop processes to support our Company culture. Employees can learn about changes through our jhDaily online news center, regular email communications, monthly Manager Forum events, quarterly employee update videos or all-employee town hall meetings delivered by senior management.

Training and Development

Our success depends not only on attracting and retaining talented employees, but also in developing our current employees and providing new opportunities for their growth. We offer our employees numerous live and on-demand courses, resources, and training programs to help them build knowledge, improve skills, and develop their career at Jack Henry. Learning opportunities include mandatory courses, such as security awareness, as well as recommended content in areas including leadership development; technical skills; and diversity, equity, inclusion, and belonging. Jack Tracks, an annual, company-wide virtual learning event, offers employees a large selection of curated topics such as technical and operational readiness, technology trends, company solutions, and industry trends.

Recognizing the importance of mentoring in career development, we host an internal mentorship marketplace, which allows prospective mentors and mentees to connect and self-initiate a mentoring relationship. Career mobility and personal development resources are available to all employees through dedicated intranet sites. We continue to strengthen our leadership capacity by providing training on effective coaching practices to leaders of the Company.

We recognize and value the contribution of our employees who develop, improve, and support our technology solutions. Access to on-demand technical training libraries, customized learning plans, certification programs, and classes facilitated by external experts are available to advance their technical expertise. When there is a critical skill need or where the technology landscape is rapidly changing, we provide unique learning solutions to align employees' development with our strategic initiatives.

Wellness and Safety

We emphasize the safety and well-being of our employees as a top priority. We define wellness comprehensively and include mental, physical, emotional, financial, psychological, and environmental considerations. Our benefit plan offerings include supportive and dedicated campaigns that communicate directly to employees about financial wellness, mental health, healthful nutrition and exercise, and other wellness topics. Employee well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies.

Available Information

Jack Henry's website is easily accessible to the public at **jackhenry.com**. The "Investor Relations" portion of the website provides key corporate governance documents, the code of conduct, an archive of press releases, and other relevant Company information. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other filings and amendments thereto that are made with the SEC also are available free of charge on our website as soon as reasonably practical after these reports have been filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at **https://www.sec.gov**.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Nasdaq Global Select Market ("Nasdaq") under the symbol "JKHY."

The Company established a practice of paying quarterly dividends in fiscal 1991 and has paid dividends with respect to every quarter since that time. The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 15, 2023, there were approximately 311,805 holders of the Company's common stock, including individual participants in security position listings.

Issuer Purchases of Equity Securities

The following shares of the Company were repurchased during the quarter ended June 30, 2023:

	Total Number of Shares Purchased [1]	Average Price of Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans [1]
April 1 – April 30, 2023	—	$ —	—	3,796,265
May 1 – May 31, 2023	—	$ —	—	3,796,265
June 1 – June 30, 2023	—	$ —	—	3,796,265
Total	**—**	**$ —**	**—**	**3,796,265**

[1] Total stock repurchase authorizations approved by the Company's Board of Directors as of May 14, 2021 were for 35.0 million shares, which includes an authorization on that date of an additional 5.0 million shares. Under these authorizations, the Company has repurchased and not re-issued 31,194,351 shares and has repurchased and re-issued 9,384 shares. The authorizations have no specific dollar or share price targets and no expiration dates.

Performance Graph

The following chart presents a comparison for the five-year period ended June 30, 2023, of the market performance of the Company's common stock with the Standard & Poor's 500 ("S&P 500") Index and the Standard & Poor's Composite 1500 Software & Services ("S&P 1500 Software & Services") Index. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Jack Henry & Associates, Inc., the S&P 500 Index, and the S&P 1500 Software & Services Index



The following information depicts a line graph with the following values:

	2018	2019	2020	2021	2022	2023
JKHY	100.00	103.86	144.24	129.62	144.28	135.69
S&P 500	100.00	110.42	118.70	167.13	149.39	178.66
S&P Composite 1500 Software & Services	100.00	120.01	153.51	204.88	171.21	222.19

This comparison assumes $100 was invested on June 30, 2018, and assumes reinvestments of dividends.

The stock performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section provides management's view of the Company's financial condition and results of operations and should be read in conjunction with the audited consolidated financial statements, and related notes included elsewhere in this report. All dollar and share amounts, except per share amounts, are in thousands and discussions compare fiscal 2023 to fiscal 2022. Discussions of fiscal 2021 items and comparisons between fiscal 2021 and fiscal 2022 that are not included in this Form 10-K can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2022.

OVERVIEW

Jack Henry & Associates, Inc. is a well-rounded financial technology company headquartered in Monett, Missouri, that employs approximately 7,120 full-time and part-time employees nationwide, and is a leading provider of technology solutions and payment processing services primarily to community and regional financial institutions. Our solutions serve over 7,500 customers and consist of integrated data processing systems solutions to banks ranging from de novo to multi-billion-dollar institutions with assets up to $50 billion, core data processing solutions for credit unions of all sizes, and non-core highly specialized core-agnostic products and services that enable financial institutions of every asset size and charter, and diverse corporate entities outside the financial services industry, to mitigate and control risks, optimize revenue and growth opportunities, and contain costs. Our integrated solutions are available for on-premise installation and delivery in our private and public cloud.

Each of our solutions shares the fundamental commitment to provide high-quality business systems, service levels that consistently exceed customer expectations, and integration of solutions and practical new technologies. The quality of our solutions, our high service standards, and the fundamental way we do business typically foster long-term customer relationships, attract prospective customers, and have enabled us to capture substantial market share.

Through internal product development, disciplined acquisitions, and alliances with companies offering niche solutions that complement our proprietary solutions, we regularly introduce new products and services and generate new cross-sales opportunities. We provide compatible computer hardware for our on-premise installations and secure processing environments for our outsourced solutions in our private and public cloud. We perform data conversions, software implementations, initial and ongoing customer training, and ongoing customer support services.

We believe our primary competitive advantage is customer service. Our support infrastructure and strict standards provide service levels we believe to be the highest in the markets we serve and generate high levels of customer satisfaction and retention. We consistently measure customer satisfaction using a variety of surveys, such as an annual survey on the customer's anniversary date and randomly-generated surveys initiated each day by routine support requests. Dedicated surveys are also used to grade specific aspects of our customer experience, including product implementation, education, and consulting services.

Our two primary revenue streams are "services and support" and "processing." Services and support includes: "private and public cloud" fees that predominantly have contract terms of seven years or longer at inception; "product delivery and services" revenue, which includes revenue from the sales of licenses, implementation services, deconversion fees, consulting, and hardware; and "on-premise support" revenue, composed of maintenance fees which primarily contain annual contract terms. Processing revenue includes: "remittance" revenue from payment processing, remote capture, and ACH transactions; "card" fees, including card transaction processing and monthly fees; and "transaction and digital" revenue, which includes transaction and mobile processing fees. We continually seek opportunities to increase revenue while at the same time containing costs to expand margins.

We have four reportable segments: Core, Payments, Complementary, and Corporate and Other. The respective segments include all related revenues along with the related cost of sales.

A detailed discussion of the major components of the results of operations follows.

RESULTS OF OPERATIONS

FISCAL 2023 COMPARED TO FISCAL 2022

On August 31, 2022, the Company acquired all of the equity interest in Payrailz, LLC ("Payrailz"). Payrailz related revenue and operating expenses mentioned in the discussion below are for the 10 months from the date of acquisition through our fiscal year ended June 30, 2023.

In fiscal 2023, total revenue increased 7% or $134,818, compared to fiscal 2022. Reducing total revenue for deconversion fees of $31,775 in the current fiscal year and $53,279 in the prior fiscal year, and for Payrailz related revenue of $8,482 in the current fiscal year, results in an 8% increase, or $147,840. This increase was primarily driven by growth in data processing and hosting and card processing revenue, as new customers were added and volumes expanded, payment processing revenues, digital revenues (including Banno), as new customers were added and active users increased, and software usage and subscription fee revenues, as more customers chose time-based licenses rather than perpetual, compared to the prior fiscal year.

Operating expenses increased 9% in fiscal 2023 compared to fiscal 2022. Reducing total operating expenses for deconversion costs of $4,261 in the current fiscal year and $6,277 in the prior fiscal year, and for Payrailz related expenses of $22,467, and gain on assets, net, of $4,567 in the current fiscal year, results in an 8% increase, or $112,864. This increase was primarily due to higher personnel costs, including commissions and benefits expenses, increased direct costs consistent with increases in the related revenue, amortization of intangible assets, and internal licenses and fees.

We move into fiscal 2024 following strong performance in fiscal 2023. Significant portions of our business continue to provide recurring revenue and our sales pipeline is also encouraging. Our customers continue to face regulatory and operational challenges which our products and services address, and in these times, they have an even greater need for our solutions that directly address institutional profitability, efficiency, and security. We believe our strong balance sheet, access to extensive lines of credit, the strength of our existing product line and an unwavering commitment to superior customer service position us well to address current and future opportunities.

A detailed discussion of the major components of the results of operations for the fiscal year ended June 30, 2023 compared to the fiscal year ended June 30, 2022 follows.

REVENUE

Services and Support Revenue	Year Ended June 30,		% Change
	2023	**2022**	
Services and support	**$ 1,214,701**	$ 1,156,365	**5%**
Percentage of total revenue	**58%**	60%	

Services and support includes: "private and public cloud" fees that predominantly have contract terms of seven years or greater at inception; "product delivery and services" revenue, which includes revenue from the sales of licenses, implementation services, deconversion fees, consulting, and hardware; and "on-premise support" revenue, which is composed primarily of maintenance fees with annual contract terms.

In the fiscal year ended June 30, 2023, services and support revenue increased 5% compared to the prior fiscal year. Reducing total services and support revenue by deconversion fees for each year, which totaled $31,775 in fiscal 2023 and $53,279 in fiscal 2022, and for Payrailz related revenue of $46 from the current fiscal year, services and support revenue grew 7%. This increase was primarily driven by higher data processing and hosting fees within private and public cloud revenue resulting from new customers being added and volumes expanding. Growth in software usage and subscription fee revenues, as more customers chose time-based licenses rather than perpetual, and hardware revenue also contributed to the increase.

Processing Revenue	Year Ended June 30,		% Change
	2023	**2022**	
Processing	**$ 863,001**	$ 786,519	**10%**
Percentage of total revenue	**42%**	40%	

Processing revenue includes: "remittance" revenue from payment processing, remote capture, and ACH transactions; "card" fees, including card transaction processing and monthly fees; and "transaction and digital" revenue, which includes transaction and mobile processing fees.

Processing revenue increased 10% for the fiscal year ended June 30, 2023, compared to the fiscal year ended June 30, 2022. Reducing total processing revenue by Payrailz related revenue of $8,436 from the current fiscal year, processing revenue grew 9%. This increase was driven by growth in card processing, payment processing (including iPay), digital revenue (including Banno), and other processing fee revenues, as new customers were added, the active user base expanded, and transaction volumes increased.

OPERATING EXPENSES

Cost of Revenue

	Year Ended June 30,		% Change
	2023	2022	
Cost of revenue	**$ 1,219,062**	$ 1,128,614	**8%**
Percentage of total revenue	**59%**	58%	

Cost of revenue for fiscal 2023 increased 8% compared to fiscal 2022. Reducing total cost of revenue for deconversion costs of $2,046 in the current fiscal year and $3,793 in the prior fiscal year, and for Payrailz related costs of $18,193 in the current fiscal year, results in a 7% increase. This increase was driven by higher direct costs consistent with increases in the related revenue, higher personnel costs, including benefits expenses, and increased amortization of intangible assets. Cost of revenue increased 1% as a percentage of total revenue for fiscal 2023 compared to fiscal 2022.

Research and Development

	Year Ended June 30,		% Change
	2023	2022	
Research and development	**$ 142,678**	$ 121,355	**18%**
Percentage of total revenue	**7%**	6%	

We devote significant effort and expense to develop new software and service products and continually upgrade and enhance our existing offerings. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer driven.

Research and development expenses for fiscal 2023 increased 18% compared to fiscal 2022. Reducing total research and development expenses for Payrailz related costs of $2,130 in the current fiscal year, results in a 16% increase. This increase is primarily due to higher personnel costs including benefits expenses, net of capitalization, due to a headcount increase of 9% in the trailing twelve months, and higher internal licenses and fees. Research and development expense increased 1% as a percentage of total revenue for fiscal 2023 compared to fiscal 2022. The increase in this expense category for the current fiscal year reflects our continuing commitment to the development of strategic products.

Selling, General, and Administrative

	Year Ended June 30,		% Change
	2023	2022	
Selling, general, and administrative	**$ 235,274**	$ 218,296	**8%**
Percentage of total revenue	**11%**	11%	

Selling, general, and administrative costs included all expenses related to sales efforts, commissions, finance, legal, and human resources, plus all administrative costs.

Selling, general, and administrative expenses for fiscal 2023 increased 8% compared to fiscal 2022. Reducing total selling, general, and administrative expense for deconversion costs from each year, which totaled $2,216 in fiscal 2023 and $2,485 in fiscal 2022, and Payrailz related costs of $2,144, and the gain on assets, net, of $4,567 for the current fiscal year, results in a 9% increase. This increase was primarily due to higher personnel costs, including commissions and benefits expenses. Selling, general, and administrative expenses remained consistent as a percentage of total revenue for fiscal 2023 compared to fiscal 2022. This consistency reflects our continuing commitment to control costs.

INTEREST INCOME AND EXPENSE

	Year Ended June 30,		% Change
	2023	2022	
Interest income	**$ 8,959**	$ 32	**27,897%**
Interest expense	**$ (15,073)**	$ (2,384)	**532%**

Interest income fluctuated due to changes in invested balances and yields on invested balances. Interest expense increased in fiscal 2023 mainly due to the timing and amounts of borrowed balances and increases in interest rates.

PROVISION FOR INCOME TAXES

	Year Ended June 30,		% Change
	2023	**2022**	
Provision for income taxes	**$ 107,928**	$ 109,351	**(1)%**
Effective rate	**22.7%**	23.2%	

The decrease in the Company's effective tax rate in fiscal 2023 compared to fiscal 2022 was primarily the result of a decrease in the state tax rate applied to net deferred tax liabilities and an increase in rate benefit received from research and development credits.

NET INCOME

	Year Ended June 30,		% Change
	2023	**2022**	
Net income	**$ 366,646**	$ 362,916	**1%**
Diluted earnings per share	**$ 5.02**	$ 4.94	**2%**

Net income grew 1% to $366,646, or $5.02 per diluted share, in fiscal 2023 from $362,916, or $4.94 per diluted share, in fiscal 2022. The diluted earnings per share increase year over year was 2%. This increase was primarily due to growth in our lines of revenue in fiscal 2023 compared to fiscal 2022 and a reduction in the number of shares outstanding.

REPORTABLE SEGMENT DISCUSSION

The Company is a leading provider of technology solutions and payment processing services primarily to community and regional financial institutions.

The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized customer/member information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services; online and mobile bill pay solutions; ACH origination and remote deposit capture processing; and risk management products and services. The Complementary segment provides additional software, hosted processing platforms, and services, including call center support, and network security management, consulting, and monitoring, that can be integrated with our core solutions and many can be used independently. The Corporate and Other segment includes revenue and costs from hardware and other products not attributed to any of the other three segments, as well as operating costs not directly attributable to the other three segments.

During fiscal 2023, the Company transferred a product, Remit, from the Complementary segment to the Payments segment, due to better alignment with the Payments segment. As a result of this transfer, adjustments were made during fiscal 2023 to reclassify related revenue and cost of revenue for the fiscal year ended June 30, 2022, from the Complementary to the Payments segment. Revenue reclassed for the fiscal year ended June 30, 2022, was $12,049. Cost of revenue reclassed for the fiscal year ended June 30, 2022, was $2,059.

Immaterial adjustments were made in fiscal 2023 to reclassify revenue that was recognized in fiscal 2022 from the Complementary to the Corporate and Other segment. Immaterial adjustments were also made in fiscal 2023 to reclassify cost of revenue that was recognized in fiscal 2022 from the Complementary to the Payments and Corporate and Other segments. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal year ended June 30, 2022, from Complementary to Corporate and Other was $4,917. Cost of revenue reclassed for the fiscal year ended June 30, 2022, from Complementary to Payments was $3,396, and from Complementary to Corporate and Other was $403.

Core

	2023	% Change	2022
Revenue	**$ 656,164**	5%	$ 622,442
Cost of Revenue	**$ 283,531**	8%	$ 261,585

In fiscal 2023, revenue in the Core segment increased 5% compared to fiscal 2022. Reducing total Core revenue by deconversion fees from both fiscal years, which totaled $10,924 in fiscal 2023 and $23,048 in fiscal 2022, Core segment revenue increased 8%. This increase was primarily driven by organic increases in our private and public cloud revenue. Cost of revenue in the Core segment increased 8% for fiscal 2023 compared to fiscal 2022. Reducing total Core cost of revenue by deconversion costs from both fiscal years, which totaled $913 in fiscal 2023 and $1,719 in fiscal 2022, Core segment revenue increased 9% This increase was primarily due to increased direct costs associated with the organic growth in cloud revenue and personnel costs, including benefits expenses. Core segment cost of revenue increased 1% as a percentage of revenue for fiscal 2023 compared to fiscal 2022.

Payments

	2023	% Change	2022
Revenue	$ 767,339	7%	$ 719,068
Cost of Revenue	$ 423,474	10%	$ 386,409

In fiscal 2023, revenue in the Payments segment increased 7% compared to fiscal 2022. Reducing total Payments revenue by deconversion fees from both fiscal years, which totaled $7,924 in fiscal 2023 and $14,319 in fiscal 2022, and Payrailz related revenue from the current fiscal year of $8,482, Payments segment revenue also increased 7%. This increase was primarily driven by growth within card processing and payment processing revenues. Cost of revenue in the Payments segment increased 10% for fiscal 2023 compared to fiscal 2022. Reducing total Payments cost of revenue by deconversion costs from both fiscal years, which totaled $303 in fiscal 2023 and $439 in fiscal 2022 and Payrailz related costs from the current fiscal year of $18,104, Payments cost of revenue increased 5%. This increase was primarily due to increased direct costs related to the growth in card processing and payment processing, and increased personnel costs, including benefits expenses. Payments segment cost of revenue increased 2% as a percentage of revenue for fiscal 2023 compared to fiscal 2022.

Complementary

	2023	% Change	2022
Revenue	$ 583,893	7%	$ 544,244
Cost of Revenue	$ 239,044	6%	$ 226,229

Revenue in the Complementary segment increased 7% for fiscal 2023 compared to fiscal 2022. Reducing total Complementary revenue by deconversion fees from both fiscal years, which totaled $12,649 in fiscal 2023 and $15,589 in fiscal 2022, Complementary segment revenue increased 8%. This increase was primarily driven by organic increases in hosting fee and digital revenues (including Banno). Cost of revenue in the Complementary segment increased 6% for fiscal 2023 compared to fiscal 2022. Reducing total Complementary cost of revenue by deconversion costs from both fiscal years, which totaled $807 in fiscal 2023 and $1,309 in fiscal 2022, Complementary segment cost of revenue also increased 6%. This increase was primarily due to higher direct costs related to the organic growth in hosting fee and digital revenues (including Banno) and increased personnel costs, including benefits expenses. Complementary segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2023 compared to fiscal 2022.

Corporate and Other

	2023	% Change	2022
Revenue	$ 70,306	23%	$ 57,130
Cost of Revenue	$ 273,013	7%	$ 254,391

Revenue in the Corporate and Other segment increased 23% for fiscal 2023 compared to fiscal 2022. Reducing total Corporate and Other revenue by deconversion fees from both fiscal years, which totaled $278 in fiscal 2023 and $323 in fiscal 2022, Corporate and Other segment revenue also increased 23%. The increase was mainly due to increased hardware, user group, and processing fee revenues.

Cost of revenue for the Corporate and Other segment includes operating costs not directly attributable to any of the other three segments and increased 7% for fiscal 2023 compared to fiscal 2022. Reducing total Corporate and Other cost of revenue by deconversion fees from both fiscal years, which totaled $23 in fiscal 2023 and $325 in fiscal 2022, and Payrailz related costs of $90, Corporate and Other segment cost of revenue also increased 7%. This increase was primarily related to higher internal licenses and fees and personnel costs, including benefits expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents decreased to $12,243 at June 30, 2023 from $48,787 at June 30, 2022. The following table summarizes net cash from operating activities in the statement of cash flows:

	Year Ended June 30,	
	2023	2022
Net income	$ 366,646	$ 362,916
Non-cash expenses	166,621	234,676
Change in receivables	(12,067)	(41,508)
Change in deferred revenue	(10,547)	6,572
Change in other assets and liabilities	(129,094)	(58,025)
Net cash provided by operating activities	$ 381,559	$ 504,631

Cash provided by operating activities for fiscal 2023 decreased 24% compared to fiscal 2022, primarily due to the change in current and deferred income taxes included within non-cash expenses above that were related to Internal Revenue Code (IRC) Section 174 tax law changes with respect to the treatment of research and development expenses, as indicated by the increase in cash taxes paid, fiscal year over fiscal year. The Company paid income taxes, net of refunds, of $145,862, $60,553, and $80,220 in fiscal 2023, 2022, and 2021, respectively. Cash from operations is primarily used to repay debt, pay dividends, repurchase stock, and for capital expenditures.

Cash used in investing activities for fiscal 2023 totaled $409,673 and included: $229,628 for the acquisition of Payrailz, $166,120 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $39,179, mainly for the purchase of computer equipment; $1,685 for the purchase and development of internal use software; and $1,000 for purchase of investments. These expenditures were partially offset by $27,939 of proceeds from asset sales.

Cash used in investing activities for fiscal 2022 totaled $196,344 and included: $148,239 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $34,659, mainly for the purchase of computer equipment; $5,000 for the purchase of investments; and $8,491 for the purchase and development of internal use software. These expenditures were partially offset by $45 of proceeds from the sale of assets.

Financing activities used cash of $8,430 for fiscal 2023 and included $147,237 for dividends paid to stockholders and $25,000 for the purchase of treasury shares. These expenditures were partially offset by borrowings and repayments on our credit facilities and financing leases which netted to borrowings of $159,940 at June 30, 2023, and $3,867 of net cash inflow related to stock-based compensation.

Financing activities used cash in fiscal 2022 of $310,492 and included $193,916 for the purchase of treasury shares and $139,070 for dividends paid to stockholders. These expenditures were partially offset by borrowings and repayments on our revolving credit facility and financing leases which netted to borrowings of $14,873 at June 30, 2022, and $7,621 of net cash inflow related to stock-based compensation.

Capital Requirements and Resources

The Company generally uses existing resources and funds generated from operations to meet its capital requirements. Capital expenditures totaling $39,179 and $34,659 for fiscal years ended June 30, 2023, and June 30, 2022, respectively, were made primarily for additional equipment and the improvement of existing facilities. These additions were funded from cash generated by operations. At June 30, 2023, the Company had no significant outstanding purchase commitments related to property and equipment. We assessed our liquidity needs throughout fiscal 2023, and determined we had adequate capital resources and sufficient access to external financing sources to satisfy our current and reasonably anticipated funding needs. We will continue to monitor and assess these needs going forward.

At June 30, 2023, the Company had contractual obligations of $1,550,247, including operating lease obligations and $1,494,366 related to off-balance sheet contractual purchase obligations. Contractual obligations exclude $13,877 of liabilities for uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At

June 30, 2023, there were 31,194 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,796 additional shares. The total cost of treasury shares at June 30, 2023 was $1,832,118. During fiscal 2023, the Company repurchased 151 treasury shares for $25,000. At June 30, 2022, there were 31,043 shares in treasury stock and the Company had authority to repurchase up to 3,948 additional shares.

Payrailz

On August 31, 2022, the Company acquired all of the equity interest in Payrailz. The final purchase price, following customary post-closing adjustments to the extent actual closing date working capital, cash, debt, and unpaid seller transaction expenses exceeded or were less than the amounts estimated at closing, was $230,205. Pursuant to the merger agreement for the transaction, $48,500 of the purchase price was placed in an escrow account at the closing, consisting of $2,500 for any final purchase price adjustments owed by the sellers, which amount was released to the sellers on December 15, 2022, in connection with post-closing adjustments, and $46,000 for indemnification matters under the merger agreement.

The primary reason for the acquisition was to expand the Company's digital financial management solutions and the purchase was originally funded by our revolving line of credit (Note 7) and cash generated from operations. Payrailz provides cloud-native, API-first, AI-enabled consumer and commercial digital payment solutions and experiences that enable money to be moved in the moment of need.

Revolving credit facility

On August 31, 2022, the Company entered into a five-year senior, unsecured amended and restated credit agreement that replaced the prior credit facility described below. The credit agreement allows for borrowings of up to $600,000, which may be increased to $1,000,000 by the Company at any time until maturity. The credit agreement bears interest at a variable rate equal to (a) a rate based on an adjusted Secured Overnight Financing Rate ("SOFR") term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), *plus* an applicable percentage in each case determined by the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2023, the Company was in compliance with all such covenants. The amended and restated credit facility terminates August 31, 2027. There was $95,000 outstanding under the amended and restated credit facility at June 30, 2023.

On June 30, 2022, there was a $115,000 outstanding balance on the prior credit facility that was entered into on February 10, 2020. The prior credit facility was a five-year senior, unsecured revolving credit facility. The prior credit facility allowed for borrowings of up to $300,000, which could be increased by the Company to $700,000 at any time until maturity. The prior credit facility bore interest at a variable rate equal to (a) a rate based on a eurocurrency rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the U.S. Bank prime rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% and (iv) the eurocurrency rate for a one-month interest period on such day for dollars *plus* 1.0%), *plus* an applicable percentage in each case determined by the Company's leverage ratio. The prior credit facility was guaranteed by certain subsidiaries of the Company and was subject to various financial covenants that required the Company to maintain certain financial ratios as defined in the prior credit agreement. As of June 30, 2022, the Company was in compliance with all such covenants. The prior credit facility's termination date was February 10, 2025.

Term loan facility

On May 16, 2023, the Company entered into a term loan credit agreement with a syndicate of financial institutions, with an original principal balance of $180,000. Borrowings under the term loan facility bear interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 0.75%), *plus* an applicable percentage in each case determined by the Company's leverage ratio. The term loan credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the term loan credit agreement. As of June 30, 2023, the Company was in compliance with all such covenants. The term loan credit agreement has a maturity date of May 16, 2025. There was $180,000 outstanding under the term loan at June 30, 2023.

Other lines of credit

The Company has an unsecured bank credit line which provides for funding of up to $5,000 and bears interest at the prime rate *less* 1.0%. The credit line was renewed in May 2019 and modified in May 2023 to extend the expiration to April 30, 2025. There was no balance outstanding at June 30, 2023 or 2022.

RECENT ACCOUNTING PRONOUNCEMENTS

Not Adopted at Fiscal Year End

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted the ASU on July 1, 2023, and will apply it prospectively to business combinations occurring after that date.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We generate revenue from data processing, transaction processing, software licensing and related services, professional services, and hardware sales.

Significant Judgments Used in the Application of the Guidance

Identification of performance obligations

We enter into contracts with customers that may include multiple types of goods and services. At contract inception, we assess the solutions and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct – that is, if the solution or service is separately identifiable from other items in the arrangement and if the customer can benefit from the solution or service on its own or together with other resources that are readily available. Significant judgment is used in the identification and accounting for all performance obligations. We recognize revenue when or as we satisfy each performance obligation by transferring control of a solution or service to the customer.

Determination of transaction price

The amount of revenue recognized is based on the consideration we expect to receive in exchange for transferring goods and services to the customer. Our contracts with our customers frequently contain some component of variable consideration. We estimate variable consideration in our contracts primarily using the expected value method, based on both historical and current information. Where appropriate, we may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of customer contracts that are long-term and include uncertain transactional volumes.

Technology or service components from third parties are frequently included in or combined with our applications or service offerings. Whether we recognize revenue based on the gross amount billed to the customer or the net amount retained involves judgment in determining whether we control the good or service before it is transferred to the customer. This assessment is made at the performance obligation level.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which we separately sell each good or service. For items that are not sold separately, we estimate the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

Contract costs

We incur incremental costs to obtain a contract as well as costs to fulfill contracts with customers that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and customer conversion or implementation-related costs.

Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future consolidated operating results. For long-lived assets, we consider whether any impairment indicators are present. If impairment indicators are identified, we test the recoverability of the long-lived assets. If this recoverability test is failed, we determine the fair value of the long-lived assets and recognize an impairment loss if the fair value is less than its carrying value.

Capitalization of Software Development Costs

We capitalize certain costs incurred to develop commercial software products. For software that is to be sold, significant areas of judgment include: establishing when technological feasibility has been met and costs should be capitalized, determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. Costs incurred prior to establishing technological feasibility are expensed as incurred. Amortization begins on the date of general release and the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete.

For internal use software, capitalization begins at the beginning of application development. Costs incurred prior to this are expensed as incurred. Significant estimates and assumptions include determining the appropriate amortization period based on the estimated useful life and assessing the unamortized cost balances for impairment. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life.

A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates Used to Determine Current and Deferred Income Taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must determine the likelihood of recoverability of deferred tax assets and adjust any valuation allowances accordingly. Considerations include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. Also, liabilities for uncertain tax positions require significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our financial results.

Assumptions Related to Purchase Accounting and Goodwill

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for litigation and other contingency reserves established prior to or at the time of acquisition and require judgment in ascertaining a reasonable value. Third-party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecast revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

As goodwill is not amortized, goodwill balances are regularly assessed for potential impairment. Such assessments include a qualitative assessment of factors that may indicate a potential for impairment, such as: macroeconomic conditions, industry and market changes, our overall financial performance, changes in share price, and an assessment of other events or changes in circumstances that could negatively impact us. If that qualitative assessment indicates a potential for impairment, a quantitative assessment is then required, including an analysis of future cash flow projections as well as a determination of an appropriate discount rate to calculate present values. Cash flow projections are based on management-approved estimates, which involve the input of numerous Company professionals from finance, operations and program management. Key factors used in estimating future cash flows include assessments of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. Our most recent assessment indicates that no reporting units are currently at risk of impairment as the fair value of each reporting unit is significantly in excess of the carrying value. However, significant changes in the estimates and assumptions used in purchase accounting and goodwill impairment testing could have a material effect on the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on outstanding debt. We do not currently use any derivative financial instruments. We actively monitor these risks through a variety of controlled procedures involving senior management.

Based on the controls in place and the credit worthiness of the customer base, we believe the credit risk associated with the extension of credit to our customers will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We have $275,000 outstanding debt with variable interest rates as of June 30, 2023, and a 1% increase in our borrowing rate would increase our annual interest expense by $2.75 million.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Financial Statement Schedules

There are no schedules included because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Jack Henry & Associates, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and its subsidiaries (the "Company") as of June 30, 2023 and 2022, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control–Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – estimating variable consideration and identification of and accounting for performance obligations

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company recorded revenue of $2.078 billion for the year ended June 30, 2023. The Company enters into contracts with its customers, which frequently contain multiple performance obligations and variable contract consideration. The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the customer. The Company's contracts with its customers frequently contain some component of variable consideration. Management estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. At contract inception, management assesses the solutions and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct–that is, if the solution or service is separately identifiable from other items in the arrangement and if the customer can benefit from the solution or service on its own or together with other resources that are readily available. The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the customer. Significant judgment in revenue recognition for these customer contracts include, where relevant, (i) the estimation of variable consideration, principally, the varying volume of transactional activity over long-term contracts, and (ii) the identification of and accounting for all performance obligations.

The principal considerations for our determination that performing procedures relating to the estimation of variable consideration and the identification of and accounting for performance obligations is a critical audit matter are significant judgment by management to estimate the variable consideration, principally, the varying volume of transactional activity and the identification of and accounting for all performance obligations in a contract. This in turn resulted in significant audit effort, a high degree of auditor judgment and subjectivity in performing our audit procedures and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including the estimation of variable consideration and identification of and accounting for each performance obligation. The procedures also included, among others, evaluating and testing management's process for determining the variable consideration and testing the reasonableness of management's estimation of variable consideration. Testing the estimation of variable consideration included evaluating the terms and conditions of the long-term contracts and the related significant assumptions used in the estimate of the variable consideration, principally, the use of historical transaction volumes to estimate the varying volume of transactional activity. The procedures for testing the performance obligations and variable consideration included evaluation of the terms and conditions for a sample of contracts.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

August 24, 2023

We have served as the Company's auditor since 2015.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(e). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of June 30, 2023, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded the Company's internal control over financial reporting as of June 30, 2023, was effective.

The Company's internal control over financial reporting as of June 30, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in this Item 8.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

| | Year Ended June 30, | | |
	2023	2022	2021
REVENUE	$ 2,077,702	$ 1,942,884	$ 1,758,225
EXPENSES			
Cost of Revenue	1,219,062	1,128,614	1,063,399
Research and Development	142,678	121,355	109,047
Selling, General, and Administrative	235,274	218,296	187,060
Total Expenses	1,597,014	1,468,265	1,359,506
OPERATING INCOME	480,688	474,619	398,719
INTEREST INCOME (EXPENSE)			
Interest Income	8,959	32	150
Interest Expense	(15,073)	(2,384)	(1,144)
Total Interest Income (Expense)	(6,114)	(2,352)	(994)
INCOME BEFORE INCOME TAXES	474,574	472,267	397,725
PROVISION FOR INCOME TAXES	107,928	109,351	86,256
NET INCOME	$ 366,646	$ 362,916	$ 311,469
Basic earnings per share	$5.03	$4.95	$4.12
Basic weighted average shares outstanding	72,918	73,324	75,546
Diluted earnings per share	$5.02	$4.94	$4.12
Diluted weighted average shares outstanding	73,096	73,486	75,658

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	June 30, 2023	June 30, 2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,243	$ 48,787
Receivables, net	361,252	348,072
Income tax receivable	7,523	13,822
Prepaid expenses and other	169,178	125,537
Deferred costs	77,766	57,105
Assets held for sale	—	20,201
Total current assets	627,962	613,524
PROPERTY AND EQUIPMENT, net	205,664	211,709
OTHER ASSETS:		
Non-current deferred costs	161,465	143,750
Computer software, net of amortization	565,714	410,957
Other non-current assets	322,698	293,526
Customer relationships, net of amortization	65,528	69,503
Other intangible assets, net of amortization	19,998	25,137
Goodwill	804,797	687,458
Total other assets	1,940,200	1,630,331
Total assets	$ 2,773,826	$ 2,455,564
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 19,156	$ 21,034
Accrued expenses	172,629	192,042
Notes payable and current maturities of long-term debt	—	67
Deferred revenues	331,974	330,687
Total current liabilities	523,759	543,830
LONG-TERM LIABILITIES:		
Non-current deferred revenues	67,755	71,485
Deferred income tax liability	244,431	292,630
Debt, net of current maturities	275,000	115,000
Other long-term liabilities	54,371	50,996
Total long-term liabilities	641,557	530,111
Total liabilities	1,165,316	1,073,941
STOCKHOLDERS' EQUITY		
Preferred stock–$1 par value; 500,000 shares authorized, none issued	—	—
Common stock–$0.01 par value; 250,000,000 shares authorized; 104,088,784 shares issued at June 30, 2023; 103,921,724 shares issued at June 30, 2022	1,041	1,039
Additional paid-in capital	583,836	551,360
Retained earnings	2,855,751	2,636,342
Less treasury stock at cost 31,194,351 shares at June 30, 2023; 31,042,903 shares at June 30, 2022	(1,832,118)	(1,807,118)
Total stockholders' equity	1,608,510	1,381,623
Total liabilities and equity	$ 2,773,826	$ 2,455,564

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

		Year Ended June 30,	
	2023	2022	2021
PREFERRED SHARES:	—	—	—
COMMON SHARES:			
Shares, beginning of year	103,921,724	103,795,169	103,622,563
Shares issued for equity-based payment arrangements	82,776	46,669	92,747
Shares issued for Employee Stock Purchase Plan	84,284	79,886	79,859
Shares, end of year	104,088,784	103,921,724	103,795,169
COMMON STOCK–PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	$ 1,039	$ 1,038	$ 1,036
Shares issued for equity-based payment arrangements	1	—	1
Shares issued for Employee Stock Purchase Plan	1	1	1
Balance, end of year	$ 1,041	$ 1,039	$ 1,038
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	$ 551,360	$ 518,960	$ 495,005
Shares issued for equity-based payment arrangements	(1)	—	(1)
Tax withholding related to share based compensation	(8,505)	(4,152)	(7,720)
Shares issued for Employee Stock Purchase Plan	12,371	11,772	10,930
Stock-based compensation expense	28,611	24,780	20,746
Balance, end of year	$ 583,836	$ 551,360	$ 518,960
RETAINED EARNINGS:			
Balance, beginning of year	$ 2,636,342	$ 2,412,496	$ 2,235,320
Cumulative effect of ASU 2016-13 adoption	—	—	(493)
Net income	366,646	362,916	311,469
Dividends	(147,237)	(139,070)	(133,800)
Balance, end of year	$ 2,855,751	$ 2,636,342	$ 2,412,496
TREASURY STOCK:			
Balance, beginning of year	$ (1,807,118)	$ (1,613,202)	$ (1,181,673)
Purchase of treasury shares	(25,000)	(193,916)	(431,529)
Balance, end of year	$ (1,832,118)	$ (1,807,118)	$ (1,613,202)
TOTAL STOCKHOLDERS' EQUITY	$ 1,608,510	$ 1,381,623	$ 1,319,292
Dividends declared per share	$ 2.02	$ 1.90	$ 1.78

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended June 30,		
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **366,646**	$ 362,916	$ 311,469
Adjustments to reconcile net income from operations to net cash from operating activities:			
Depreciation	**48,720**	50,789	52,515
Amortization	**142,006**	126,835	123,233
Change in deferred income taxes	**(48,199)**	31,872	16,760
Expense for stock-based compensation	**28,611**	24,780	20,746
(Gain)/loss on disposal of assets and businesses	**(4,517)**	400	(1,988)
Changes in operating assets and liabilities:			
Change in receivables	**(12,067)**	(41,508)	(6,112)
Change in prepaid expenses, deferred costs and other	**(112,316)**	(82,565)	(57,059)
Change in accounts payable	**(6,277)**	6,646	(94)
Change in accrued expenses	**(20,453)**	1,190	7,045
Change in income taxes	**9,952**	16,704	(10,927)
Change in deferred revenues	**(10,547)**	6,572	6,541
Net cash from operating activities	**381,559**	504,631	462,129
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**(229,628)**	—	(2,300)
Capital expenditures	**(39,179)**	(34,659)	(22,988)
Proceeds from the sale of assets	**27,939**	45	6,187
Purchased software	**(1,685)**	(8,491)	(6,506)
Computer software developed	**(166,120)**	(148,239)	(128,343)
Proceeds from investments	**—**	—	5,000
Purchase of investments	**(1,000)**	(5,000)	(13,300)
Net cash from investing activities	**(409,673)**	(196,344)	(162,250)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on credit facilities	**810,000**	332,000	200,000
Repayments on credit facilities and financing leases	**(650,060)**	(317,127)	(100,114)
Purchase of treasury stock	**(25,000)**	(193,916)	(431,529)
Dividends paid	**(147,237)**	(139,070)	(133,800)
Proceeds from issuance of common stock upon exercise of stock options	**1**	—	1
Tax withholding payments related to share based compensation	**(8,505)**	(4,152)	(7,721)
Proceeds from sale of common stock	**12,371**	11,773	10,931
Net cash from financing activities	**(8,430)**	(310,492)	(462,232)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ **(36,544)**	$ (2,205)	$ (162,353)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ **48,787**	$ 50,992	$ 213,345
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ **12,243**	$ 48,787	$ 50,992

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share Amounts)

NOTE 1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. and subsidiaries ("Jack Henry" or the "Company") is a well-rounded financial technology company. Jack Henry was founded in 1976 as a provider of core processing solutions for banks. Today, the Company's extensive array of products and services includes processing transactions, automating business processes, and managing information for over 7,500 financial institutions and diverse corporate entities.

CONSOLIDATION

The consolidated financial statements include the accounts of Jack Henry and all its subsidiaries, which are wholly owned, and all intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates "Services and Support" revenue through software licensing and related services, private cloud core and complementary software solutions, professional services, and hardware sales. The Company generates "Processing" revenue through processing of remittance transactions, card transactions and monthly fees, and digital transactions.

Significant Judgments Used in the Application of the Guidance

Identification of performance obligations

The Company enters into contracts with customers that may include multiple types of goods and services. At contract inception, the Company assesses the solutions and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct–that is, if the solution or service is separately identifiable from other items in the arrangement and if the customer can benefit from the solution or service on its own or together with other resources that are readily available. Significant judgment is used in the identification and accounting for all performance obligations.

Determination of transaction price

The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the customer. The Company's contracts with its customers frequently contain some component of variable consideration. The Company estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of customer contracts that are long-term and include uncertain transactional volumes.

Technology or service components from third parties are frequently included in or combined with the Company's applications or service offerings. Whether the Company recognizes revenue based on the gross amount billed to the customer or the net amount retained involves judgment in determining whether the Company controls the good or service before it is transferred to the customer. This assessment is made at the performance obligation level.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which the Company separately sells each good or service. For items that are not sold separately, the Company estimates the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred for software to be sold from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually for impairment and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. These costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense. All of this amortization expense is included within components of operating income, primarily cost of revenue.

The Company capitalizes development costs for internal use software beginning at the start of application development. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

ACCOUNTS RECEIVABLE

Receivables are recorded at the time of billing. The Company monitors trade and other receivable balances and contract assets and estimates the allowance for lifetime expected credit losses. Estimates of expected credit losses are based on historical collection experience and other factors, including those related to current market conditions and events.

The following table summarizes allowance for credit losses activity for the years ended June 30, 2023, and 2022:

| | Year Ended June 30, | | | |
	2023		**2022**	
Allowance for credit losses–beginning balance	$	7,616	$	7,266
Current provision for expected credit losses		1,800		1,740
Write-offs charged against allowance		(1,458)		(1,389)
Recoveries of amounts previously written off		(1)		(1)
Other		(2)		—
Allowance for credit losses–ending balance	$	7,955	$	7,616

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of those with an indefinite life (goodwill), over an estimated economic benefit period, generally three to twenty years.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that it is more likely than not that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that it is more likely than not that the asset might be impaired.

PURCHASE OF INVESTMENT

At June 30, 2023, and 2022, the Company had $18,250 invested in the preferred stock of Automated Bookkeeping, Inc. ("Autobooks"), which represents a non-controlling share of the voting equity of Autobooks. This investment was recorded at cost and is included within other non-current assets on the Company's balance sheet. The fair value of this investment has not been estimated, as estimation is not practicable due to limited investors which reduces available comparative information. There have been no events or changes in circumstances that would indicate an impairment and no price changes resulting from observing a similar or identical investment. An impairment and/or an observable price change would be an adjustment to recorded cost. Fair value will not be estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Equity transactions are monitored quarterly to assess whether there are indicators that fair value may be below carrying value.

COMPREHENSIVE INCOME

Comprehensive income for each of the fiscal years ending June 30, 2023, 2022, and 2021, equals the Company's net income.

REPORTABLE SEGMENT INFORMATION

In accordance with U.S. GAAP, the Company's operations are classified as four reportable segments: Core, Payments, Complementary, and Corporate and Other (see Note 14). Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

COMMON STOCK

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2023, there were 31,194 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,796 additional shares of its common stock. The total cost of treasury shares at June 30, 2023, was $1,832,118. During fiscal 2023, the Company repurchased 151 shares of its common stock for $25,000 to be held in treasury. At June 30, 2022, there were 31,043 shares in treasury stock and the Company had authority to repurchase up to 3,948 additional shares of its common stock.

EARNINGS PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options and restricted stock have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options and restricted stock (see Note 11).

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of unrecognized benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.

RECENT ACCOUNTING PRONOUNCEMENTS

Not Adopted at Fiscal Year End

In October of 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted the ASU on July 1, 2023, and will apply it prospectively to business combinations occurring after that date.

NOTE 2.   REVENUE AND DEFERRED COSTS

Revenue Recognition

The Company generates revenue from data processing, transaction processing, software licensing and related services, professional services, and hardware sales.

The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the customer.

The following describes the nature of the Company's primary types of revenue:

Processing

Processing revenue is generated from transaction-based fees for electronic deposit and payment services, electronic funds transfers and debit and credit card processing. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis by processing an unspecified number of transactions over the contractual term. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Customers are typically billed monthly for transactions processed during the month. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price after estimation of breakage associated with the material right.

Private and public cloud

Private and public cloud revenue is generated from data and item processing services and hosting fees. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Data and item processing services are typically billed monthly. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price.

Product delivery and services

Product delivery and services revenue is generated primarily from software licensing and related professional services and hardware delivery. Software licenses, along with any professional services from which they are not considered distinct, are recognized as they are delivered to the customer. Hardware revenue is recognized upon delivery. Professional services that are distinct are recognized as the services are performed. Deconversion fees are also included within product delivery and services and are considered a contract modification. Therefore, the Company recognizes these fees over the remaining modified contract term.

On-premise support

On-premise support revenue is generated from software maintenance for ongoing client support and software usage, which includes a license and ongoing client support. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services). Software maintenance fees are typically billed to the customer annually in advance and recognized ratably over the maintenance term. Software usage is typically billed annually in advance, with the license delivered and recognized at the outset, and the maintenance fee recognized ratably over the maintenance term. Accordingly, the Company utilizes the practical expedient which allows entities to disregard the effects of a financing component when the contract period is one year or less.

Taxes collected from customers and remitted to governmental authorities are not included in revenue. The Company includes reimbursements from customers for expenses incurred in providing services (such as for postage, travel and telecommunications costs) in revenue, while the related costs are included in cost of revenue.

Disaggregation of Revenue

The tables below present the Company's revenue disaggregated by type of revenue. Refer to Note 14 – Reportable Segment Information for disaggregated revenue by type and reportable segment. The majority of the Company's revenue is earned domestically, with revenue from customers outside the United States comprising less than 1% of total revenue.

	Year Ended June 30,		
	2023	2022	2021
Private and Public Cloud	$ 618,850	$ 561,500	$ 504,548
Product Delivery and Services	245,687	250,843	208,856
On-Premise Support	350,164	344,022	334,802
Services and Support	1,214,701	1,156,365	1,048,206
Processing	863,001	786,519	710,019
Total Revenue	$ 2,077,702	$ 1,942,884	$ 1,758,225

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with customers.

	June 30, 2023	June 30, 2022
Receivables, net	$ 361,252	$ 348,072
Contract Assets- Current	26,711	24,447
Contract Assets- Non-current	81,561	68,261
Contract Liabilities (Deferred Revenue)- Current	331,974	330,687
Contract Liabilities (Deferred Revenue)- Non-current	67,755	71,485

Contract assets primarily result from revenue being recognized when or as control of a solution or service is transferred to the customer, but where invoicing is contingent upon the completion of other performance obligations or payment terms differ from the provisioning of services. The current portion of contract assets is reported within prepaid expenses and other in the consolidated balance sheet, and the non-current portion is included in other non-current assets. Contract liabilities (deferred revenue) primarily relate to consideration received from customers in advance of delivery of the related goods and services to the customer. Contract balances are reported in a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period.

The Company analyzes contract language to identify if a significant financing component does exist and would adjust the transaction price for any material effects of the time value of money if the timing of payments provides either party to the contract with a significant benefit of financing the transaction.

For the fiscal years ended June 30, 2023, 2022, and 2021, the Company recognized revenue of $267,978, $270,972, and $256,952, respectively, that was included in the corresponding deferred revenue balance at the beginning of the periods.

Amounts recognized that relate to performance obligations satisfied (or partially satisfied) in prior periods were immaterial for each period presented. These adjustments are primarily the result of transaction price re-allocations due to changes in estimates of variable consideration.

Transaction Price Allocated to Remaining Performance Obligations

As of June 30, 2023, estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period totaled $5,897,338. The Company expects to recognize approximately 25% over the next 12 months, 19% in 13–24 months, and the balance thereafter.

Contract Costs

The Company incurs incremental costs to obtain a contract as well as costs to fulfill contracts with customers that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and customer conversion or implementation-related costs. Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated.

Capitalized costs totaled $442,012 and $380,095, at June 30, 2023, and 2022, respectively.

During the fiscal years ended June 30, 2023, 2022, and 2021, amortization of deferred contract costs totaled $154,008, $133,174, and $122,143, respectively. There were no impairment losses in relation to capitalized costs for the periods presented.

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash equivalents, certificates of deposit, amounts receivable or payable, and short-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities.

The Company's estimates of the fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The three levels of the hierarchy are as follows:

Level 1: inputs to the valuation are quoted prices in an active market for identical assets.

Level 2: inputs to the valuation include quoted prices for similar assets in active markets that are observable either directly or indirectly.

Level 3: valuation is based on significant inputs that are unobservable in the market and the Company's own estimates of assumptions that we believe market participants would use in pricing the asset.

Fair value of financial assets included in current assets is as follows:

	Estimated Fair Value Measurements			Total Fair Value
	Level 1	Level 2	Level 3	
June 30, 2023				
Financial Assets:				
Certificates of Deposit	$ —	$ 2,234	$ —	$ 2,234
Financial Liabilities:				
Credit facilities	$ —	$ 275,000	$ —	$ 275,000
June 30, 2022				
Financial Assets:				
Certificates of Deposit	$ —	$ 1,212	$ —	$ 1,212
Financial Liabilities:				
Revolving credit facility	$ —	$ 115,000	$ —	$ 115,000

NOTE 4.   LEASES

The Company determines if an arrangement is a lease, or contains a lease, at inception. The lease term begins on the commencement date, which is the date the Company takes possession of the property and may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The lease term is used to determine lease classification as an operating or finance lease and is used to calculate straight-line expense for operating leases.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As a practical expedient, lease agreements with lease and non-lease components are accounted for as a single lease component for all asset classes, which are comprised of real estate leases and equipment leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets also include prepaid lease payments and exclude lease incentives received. The Company estimates contingent lease incentives when it is probable that the Company is entitled to the incentive at lease commencement. Since the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based upon the information available at commencement date for both real estate and equipment leases. The determination of the incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate using the Company's current unsecured borrowing rate, adjusted for various factors such as collateralization and term to align with the terms of the lease. The Company elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of 12 months or less are not recorded on the balance sheet; instead, lease payments are recognized as lease expense on a straight-line basis over the lease term.

The Company leases certain office space, data centers and equipment. The Company's leases have remaining terms of 1 to 10 years. Certain leases contain renewal options for varying periods, which are at the Company's sole discretion. For leases where the Company is reasonably certain to exercise a renewal option, such option periods have been included in the determination of the Company's ROU assets and lease liabilities. Certain leases require the Company to pay taxes, insurance, maintenance, and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the lease liability to the extent they are variable in nature. These variable lease costs are recognized as a variable lease expense when incurred. Certain leases include options to purchase the leased asset at the end of the lease term, which is assessed as a part of the Company's lease classification determination. The depreciable life of the ROU asset and leasehold improvements are limited by the expected lease term unless the Company is reasonably certain of a transfer of title or purchase option.

At June 30, 2023, and 2022, the Company had operating lease assets of $43,662 and $46,869, respectively. At June 30, 2023, total operating lease liabilities of $50,269 were comprised of current operating lease liabilities of $9,776 and noncurrent operating lease liabilities of $40,493. At June 30, 2022, total operating lease liabilities of $51,452 were comprised of current operating lease liabilities of $10,681 and noncurrent operating lease liabilities of $40,771.

Operating lease assets are included within other non-current assets and operating lease liabilities are included with accrued expenses (current portion) and other long-term liabilities (noncurrent portion) in the Company's consolidated balance sheet. Operating lease assets were recorded net of accumulated amortization of $34,973 and $31,006 as of June 30, 2023, and 2022, respectively.

Operating lease costs for the fiscal years ended June 30, 2023, 2022, and 2021, were $11,870, $13,058, and $14,676, respectively. Total operating lease costs for the fiscal years ended June 30, 2023, 2022, and 2021, included variable lease costs of approximately $3,608, $2,325, and $3,622, respectively. Operating lease expense is included within cost of services, research and development, and selling, general and administrative expense, dependent upon the nature and use of the ROU asset, in the Company's consolidated statement of income.

For the fiscal years ended June 30, 2023, 2022, and 2021, operating cash flows for payments on operating leases were $12,127, $13,082, and $13,672, respectively, and ROU assets obtained in exchange for operating lease liabilities were $2,368, $2,407, and $4,691, respectively.

As of June 30, 2023, 2022, and 2021, the weighted-average remaining lease terms for the Company's operating leases were 78 months, 76 months, and 81 months, respectively, and the weighted-average discount rates were 2.14%, 2.58%, and 2.67%, respectively.

Maturity of Lease Liabilities under ASC 842

Future minimum rental payments on operating leases with initial non-cancellable lease terms in excess of one year were due as follows at June 30, 2023:

Due dates		Future Minimum Rental Payments
2024	$	11,424
2025		8,769
2026		7,888
2027		7,157
2028		6,771
Thereafter		13,872
Total lease payments	$	55,881
Less: interest		(5,612)
Present value of lease liabilities	$	50,269

Future lease payments include $5,464 related to options to extend lease terms that are reasonably certain of being exercised. At June 30, 2023, there were $22,674 in legally binding lease payments for a lease signed but not yet commenced. The commencement date of the lease is October 1, 2023 and has a term of 96 months.

NOTE 5.   PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30,			Estimated Useful Life
	2023		2022	
Land	$ **16,581**	$	16,781	
Land improvements	**24,251**		23,571	5–20 years
Buildings	**129,991**		129,313	20–30 years
Leasehold improvements	**51,125**		51,708	5–30 years [1]
Equipment and furniture	**394,507**		400,856	3–10 years
Aircraft and equipment	**41,400**		41,492	4–10 years
Construction in progress	**14,208**		2,547	
Finance lease right of use asset [2]	**312**		320	
	672,375		666,588	
Less accumulated depreciation	**466,711**		454,879	
Property and equipment, net	$ **205,664**		$211,709	

[1] Lesser of lease term or estimated useful life

[2] Fully depreciated at June 30, 2023.

The change in property and equipment in accrued liabilities was an increase of $3,969 and a decrease of $4,097 for the fiscal years ended June 30, 2023, and 2022, respectively. These amounts were excluded from capital expenditures on the statements of cash flows.

No material impairments of property and equipment were recorded in the fiscal years ended June 30, 2023, 2022, or 2021.

During fiscal 2022, the Company received an offer to purchase one of its facilities and management committed to sell the facility. At June 30, 2022, this facility's assets were classified as assets held for sale by the Company in the amount of $20,201, and were not included in property and equipment, net. The sale of this facility was completed during fiscal 2023. Total assets held for sale by the Company at June 30, 2023, were $0.

NOTE 6. OTHER ASSETS

Goodwill

The carrying amount of goodwill for the fiscal years ended June 30, 2023, and 2022, by reportable segments, is as follows:

		June 30,		
		2023		2022
Core				
Beginning balance	$	195,578	$	195,578
Goodwill, acquired during the year		—		—
Goodwill, adjustments related to dispositions		—		—
Ending balance	$	195,578	$	195,578
Payments				
Beginning balance	$	325,326	$	325,326
Goodwill, acquired during the year		117,339		—
Goodwill, adjustments related to dispositions		—		—
Ending balance	$	442,665	$	325,326
Complementary				
Beginning balance	$	166,554	$	166,554
Goodwill, acquired during the year		—		—
Goodwill, adjustments related to dispositions		—		—
Ending balance	$	166,554	$	166,554

Goodwill acquired during fiscal 2023 and 2022 was $117,339 and $0, respectively. Goodwill consists largely of the growth potential, synergies and economies of scale expected from combining the operations of the Company with those of the entities or assets acquired, together with their assembled workforces. No goodwill has been assigned to the Company's Corporate and Other reportable segment.

Other intangible assets

Information regarding other identifiable intangible assets is as follows:

			June 30, 2023			
	Gross Carrying Amount		**Accumulated Amortization**		**Net**	
Customer relationships	$	306,036	$	(240,508)	$	65,528
Computer software	$	1,386,291	$	(820,577)	$	565,714
Other intangible assets:	$	108,826	$	(88,828)	$	19,998

			June 30, 2022			
	Gross Carrying Amount		Accumulated Amortization		Net	
Customer relationships	$	316,401	$	(246,898)	$	69,503
Computer software	$	1,111,308	$	(700,351)	$	410,957
Other intangible assets:	$	108,688	$	(83,551)	$	25,137

Customer relationships have useful lives ranging from 5 to 20 years.

Computer software includes cost of software to be sold, leased, or marketed of $171,310 and costs of internal-use software of $394,404 at June 30, 2023. At June 30, 2022, costs of software to be sold, leased, or marketed totaled $173,402, and costs of internal-use software totaled $237,555.

Computer software includes the unamortized cost of commercial software products developed or acquired by the Company, which are capitalized and amortized over useful lives generally ranging from 5 to 15 years. Amortization expense for computer software totaled $123,210, $105,036, and $99,305 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively. There were no material impairments in fiscal years ended June 30, 2023, 2022, and 2021.

The Company's other intangible assets have useful lives ranging from 3 to 20 years.

Amortization expense for all intangible assets was $142,006, $126,835, and $123,233 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2023, is as follows:

Years Ending June 30,	Computer Software		Customer Relationships		Other Intangible Assets		Total	
2024	$	120,305	$	8,771	$	5,752	$	134,828
2025		101,776		8,317		3,454		113,547
2026		80,122		7,952		2,589		90,663
2027		56,718		7,858		2,227		66,803
2028		31,200		7,821		1,157		40,178

NOTE 7.   DEBT

The Company had no outstanding short-term debt and $275,000 outstanding long-term debt at June 30, 2023, related to credit facilities. The Company had $67 outstanding short-term debt and $115,000 outstanding long-term debt at June 30, 2022.

Credit facilities

On August 31, 2022, the Company entered into a five-year senior, unsecured amended and restated credit agreement that replaced the prior credit facility described below. The credit agreement allows for borrowings of up to $600,000, which may be increased to $1,000,000 by the Company at any time until maturity. The credit agreement bears interest at a variable rate equal to (a) a rate based on an adjusted Secured Overnight Financing Rate ("SOFR") term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2023, the Company was in compliance with all such covenants. The amended and restated credit facility terminates August 31, 2027. There was $95,000 outstanding under the amended and restated credit facility at June 30, 2023.

On June 30, 2022, there was a $115,000 outstanding balance on the prior credit facility that was entered into on February 10, 2020. The prior credit facility was a five-year senior, unsecured revolving credit facility. The prior credit facility allowed for borrowings of up to $300,000, which could be increased by the Company to $700,000 at any time until maturity. The prior credit facility bore interest at a variable rate equal to (a) a rate based on a eurocurrency rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the U.S. Bank prime rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day plus 0.50% and (iv) the eurocurrency rate for a one-month interest period on such day for dollars *plus* 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The prior credit facility was guaranteed by certain subsidiaries of the Company and was subject to various financial covenants that required the Company to maintain certain financial ratios as defined in the prior credit agreement. As of June 30, 2022, the Company was in compliance with all such covenants. The prior credit facility's termination date was February 10, 2025.

Term loan facility

On May 16, 2023, the Company entered into a term loan credit agreement with a syndicate of financial institutions, with an original principal balance of $180,000. Borrowings under the term loan facility bear interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 0.75%), plus an applicable percentage in each case determined by the Company's leverage ratio. The term loan credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the term loan credit agreement. As of June 30, 2023, the Company was in compliance with all such covenants. The term loan credit agreement has a maturity date of May 16, 2025. There was $180,000 outstanding under the term loan at June 30, 2023.

Other lines of credit

The Company has an unsecured bank credit line which provides for funding of up to $5,000 and bears interest at the prime rate less 1.0%. The credit line was renewed in May 2019 and modified in May 2023 to extend the expiration to April 30, 2025. There was no balance outstanding at June 30, 2023, or 2022.

Interest

The Company paid interest of $14,776, $1,788, and $852 during the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

NOTE 8. INCOME TAXES

The provision for income taxes consists of the following:

| | Year Ended June 30, | | |
	2023	2022	2021
Current:			
Federal	$ 125,622	$ 59,390	$ 55,598
State	30,505	18,089	13,897
Deferred:			
Federal	(40,218)	24,391	14,401
State	(7,981)	7,481	2,360
	$ 107,928	$ 109,351	$ 86,256

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

| | June 30, | |
	2023	2022
Deferred tax assets:		
Contract and service revenues	$ 18,186	$ 15,340
Expense reserves and accruals (bad debts, compensation, and payroll tax)	14,023	15,382
Leasing liabilities	12,462	12,868
Net operating loss and tax credit carryforwards	1,965	2,107
Other, net	2,916	3,311
Total gross deferred tax assets	49,552	49,008
Valuation allowance	(125)	(200)
Net deferred tax assets	49,427	48,808
Deferred tax liabilities:		
Property and equipment depreciation	(27,788)	(33,390)
Intangibles, software development, and research and development tax amortization	(136,045)	(192,187)
Contract and service costs	(119,201)	(104,139)
Leasing right-of-use assets	(10,824)	(11,722)
Total gross deferred liabilities	(293,858)	(341,438)
Net deferred tax liability	$ (244,431)	$ (292,630)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

| | Year Ended June 30, | | |
	2023	2022	2021
Computed "expected" tax expense	21.0 %	21.0 %	21.0 %
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	3.7 %	4.3 %	3.2 %
Research and development credit	(2.3) %	(2.0) %	(2.4) %
Other (net)	0.3 %	(0.1) %	(0.1) %
	22.7 %	23.2 %	21.7 %

As of June 30, 2023, the Company has $63 of gross federal net operating loss ("NOL") pertaining to the acquisition of Goldleaf Financial Solutions, Inc. which is expected to be utilized after the application of IRC Section 382. Separately, as of June 30, 2023, the Company has state NOL and tax credit carryforwards with a tax-effected value of $128 and $1,824, respectively. The federal and state loss and credit carryover have varying expiration dates, ranging from fiscal 2024 to 2043. Based on state tax rules which restrict utilization of these losses and tax credits, the Company believes it is more likely than not that $125 of these losses and tax credits will expire unutilized. Accordingly, valuation allowances of $125 and $200 have been recorded against the state net operating losses and tax credit carryforwards as of June 30, 2023, and 2022, respectively.

The Company paid income taxes, net of refunds, of $145,862, $60,553, and $80,220 in fiscal 2023, 2022, and 2021, respectively. The increase in cash taxes paid in the current fiscal year is the result of law changes that were included in the Tax Cuts and Jobs Act of 2017 that are effective in the current fiscal year. The law changes require the capitalization of software development and research and development costs (IRC 174 costs) for tax purposes.

At June 30, 2023, the Company had $12,005 of gross unrecognized tax benefits, $10,453 of which, if recognized, would affect its effective tax rate. At June 30, 2022, the Company had $8,990 of unrecognized tax benefits, $8,066 of which, if recognized, would affect its effective tax rate. The Company had accrued interest and penalties of $1,872 and $1,234 related to uncertain tax positions at June 30, 2023, and 2022, respectively. The income tax provision included interest expense and penalties (or benefits) on unrecognized tax benefits of $529, $73, and $(310) in the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

A reconciliation of the unrecognized tax benefits for the fiscal years ended June 30, 2023, 2022, and 2021, follows:

	Unrecognized Tax Benefits
Balance at July 1, 2020	$ 10,112
Additions for current year tax positions	1,598
Additions for prior year tax positions	490
Reductions for prior year tax positions	(30)
Reductions related to expirations of statute of limitations	(3,408)
Balance at June 30, 2021	8,762
Additions for current year tax positions	1,863
Additions for prior year tax positions	1,642
Reductions for prior year tax positions	(36)
Reductions related to expirations of statute of limitations	(3,241)
Balance at June 30, 2022	8,990
Additions for current year tax positions	**2,570**
Additions for prior year tax positions	**2,433**
Reductions for prior year tax positions	**(350)**
Reductions related to expirations of statute of limitations	**(1,638)**
Balance at June 30, 2023	**$ 12,005**

The U.S. federal income tax returns for fiscal 2020 and all subsequent years remain subject to examination as of June 30, 2023, under statute of limitations rules. The U.S. state income tax returns that remain subject to examination as of June 30, 2023, under the statute of limitation rules varies by state jurisdiction from fiscal 2016 through 2019 and all subsequent years. The Company anticipates that potential changes due to lapsing statutes of limitations and examination closures could reduce the unrecognized tax benefits balance by $1,500 – $4,500 within twelve months of June 30, 2023.

NOTE 9.   INDUSTRY AND SUPPLIER CONCENTRATION

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. Billings to customers are typically due 30 days from date of billing. Reserves are maintained for potential credit losses. Customer-related risks are moderated through the inclusion of credit mitigation clauses in the Company's contracts and through the monitoring of timely payments.

In addition, some of the Company's key solutions are dependent on technology manufactured by third parties. Termination of the Company's relationship with one or more of these third parties could have a negative impact on the operations of the Company.

NOTE 10.   STOCK-BASED COMPENSATION

The Company's pre-tax operating income for the fiscal years ended June 30, 2023, 2022, and 2021, includes $28,611, $24,780, and $20,746, respectively, of equity-based compensation costs, of which $26,427, $22,703, and $18,817, respectively, relates to the restricted stock plans. Costs are recorded net of estimated forfeitures. The total income tax benefits from equity-based compensation for the fiscal years ended June 30, 2023, 2022, and 2021, were $5,115, $4,252, and $3,258, respectively. These income tax benefits included income tax net excess benefits from stock option exercises and restricted stock vestings of $1,109, $652, and $719 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

On November 10, 2015, the Company adopted the 2015 Equity Incentive Plan ("2015 EIP") for its employees and non-employee directors. The plan allows for grants of stock options, stock appreciation rights, restricted stock shares or units, and performance shares or units. The maximum number of shares authorized for issuance under the plan is 3,000.

Stock option awards

Under the 2015 EIP, terms and vesting periods of the stock options are determined by the Compensation Committee of the Board of Directors when granted. The options granted under this plan are exercisable beginning three years after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. The options terminate upon surrender of the option, ninety days after termination of employment, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant.

During fiscal 2023, there were no options granted, forfeited, or exercised, and at June 30, 2023, 12 options were outstanding at a weighted average exercise price of $87.27 with an aggregate intrinsic value of $936. During fiscal 2022, there were no options granted or forfeited, and 10 options were exercised at a weighted average exercise price of $87.27 with a total intrinsic value of $1,005. At June 30, 2022, 12 options were outstanding at a weighted average exercise price of $87.27. During fiscal 2021, there were no options granted, forfeited, or exercised, and at June 30, 2021, 22 options were outstanding at a weighted average exercise price of $87.27. All remaining options were granted on July 1, 2016. At June 30, 2023, there was no compensation cost yet to be recognized related to outstanding options.

Restricted stock unit and performance unit awards

With respect to awards of restricted stock units and performance units, it is the intention of the Company to settle the unit awards in shares of the Company's stock. Restricted stock unit awards (which are unit awards that have service requirements only and are not tied to performance measures) generally vest over a period of 1 to 3 years. Performance unit awards are awards that have performance measures in addition to service requirements.

The following table summarizes non-vested restricted stock unit awards and performance unit awards as of June 30, 2023, as well as activity for the fiscal year then ended:

Unit awards	Shares	Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value	
Outstanding July 1, 2020	307	$	136.41		
Granted[1]	113		170.69		
Vested	(124)		111.08		
Forfeited[2]	(2)		140.46		
Outstanding July 1, 2021	294		160.22		
Granted[1]	135		178.60		
Vested	(71)		145.50		
Forfeited[2]	(55)		189.33		
Outstanding July 1, 2022	303		166.50		
Granted[1]	**136**		**214.78**		
Vested	**(120)**		**159.10**		
Forfeited[2]	**(16)**		**186.35**		
Outstanding June 30, 2023	**303**	$	**190.08**	$	**50,765**

[1]Granted includes restricted stock unit awards and performance unit awards at 100% achievement.

[2]Forfeited includes restricted stock unit awards and performance unit awards forfeited for service requirements not met and performance unit awards not settled due to underachievement of performance measures.

Of the 136 unit awards granted in fiscal 2023, 90 were restricted stock unit awards and 46 were performance unit awards. The restricted stock unit awards were valued at the weighted average fair value of the non-vested units based on the fair market value of the Company's equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period, consistent with the methodology for calculating compensation expense on such awards.

Of the remaining performance unit awards granted in fiscal 2023, 17 of these performance unit awards were valued at grant by estimating 100% payout at release and using the fair market value of the Company equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period. The payout at release of approximately half of these performance unit awards will be determined based on the Company's compound annual growth rate ("CAGR") for revenue (excluding adjustments) for the three-year vesting period compared against goal thresholds as defined in the award agreement. The performance payout at release of the other half of these performance unit awards will be determined based on the expansion of the Company's non-GAAP operating margin over the three-year vesting period compared against goal thresholds as defined in the award agreement. 25 of the performance unit awards were valued at grant using a Monte Carlo pricing model as of the measurement date customized to the specific provisions of the Company's plan design. The remaining 4 performance unit awards had other performance targets. Per the Company's award vesting and settlement provisions, the performance unit awards that utilized a Monte Carlo pricing model were valued at grant on the basis of Total Shareholder Return ("TSR") in comparison to the custom peer group ("Compensation Peer Group") comprised of the Standard & Poor's 1500 Software & Services Index ("S&P 1500 S&S Index") participant companies and other participants approved by the Compensation Committee of the Company's Board of Directors for fiscal years 2023 and 2022. For fiscal year 2021, TSR was in comparison to two separate groups–a custom peer group approved by the Human Capital and Compensation Committee and the Standard & Poor's 1500 Information Technology Index ("S&P 1500 IT Index") participants. TSR is defined as the change in the stock price through the performance period plus dividends per share paid during the performance period, all divided by the stock price at the beginning of the performance period.

The weighted average assumptions used in the Monte Carlo pricing model to estimate fair value at the grant dates for performance unit awards are as follows:

	Year Ended June 30,		
Monte Carlo award inputs:	**2023**	2022	2021
Compensation Peer Group:[1]			
Volatility	**29.4 %**	28.6 %	25.2 %
Risk free interest rate	**2.96 %**	0.32 %	0.11 %
Annual dividend based on most recent quarterly dividend	$ **1.96**	$ 1.84	$ 1.72
Dividend yield	**0.9 %**	1.1 %	1.0 %
Beginning average percentile rank for TSR	**71 %**	65 %	37 %
S&P 1500 IT Index:			
Volatility			25.2 %
Risk free interest rate			0.11 %
Annual dividend based on most recent quarterly dividend			$ 1.72
Dividend yield			1.0 %
Beginning average percentile rank for TSR			30 %

[1]For fiscal 2023 and 2022, S&P 1500 S&S Index participants were included in the Compensation Peer Group.

At June 30, 2023, there was $21,661 of compensation expense, excluding forfeitures, that has yet to be recognized related to non-vested restricted stock unit awards, which will be recognized over a weighted-average remaining contractual term of 1.01 years.

The fair values of restricted stock units and performance units at release totaled $24,931, $12,139, and $21,652 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

NOTE 11.   EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted earnings per share.

	Year Ended June 30,		
	2023	2022	2021
Net Income	$ **366,646**	$ 362,916	$ 311,469
Common share information:			
Weighted average shares outstanding for basic earnings per share	**72,918**	73,324	75,546
Dilutive effect of stock options, restricted stock units, and performance units	**178**	162	112
Weighted average shares outstanding for diluted earnings per share	**73,096**	73,486	75,658
Basic earnings per share	$ **5.03**	$ 4.95	$ 4.12
Diluted earnings per share	$ **5.02**	$ 4.94	$ 4.12

Per share information is based on the weighted average number of common shares outstanding for each of the fiscal years. Stock options, restricted stock units, and performance units have been included in the calculation of earnings per share to the extent they are dilutive. The two-class method for computing EPS has not been applied because no outstanding awards contain non-forfeitable rights to participate in dividends. There were 10 anti-dilutive weighted average shares excluded from the weighted average shares outstanding for diluted earnings per share for fiscal 2023, 7 shares were excluded for fiscal 2022, and 11 shares were excluded for fiscal 2021.

NOTE 12.   EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 2006. The plan allows the majority of employees the opportunity to directly purchase shares of the Company at 85% of the closing price of the Company's stock on or around the fifteenth day of each month. During the fiscal years ended June 30, 2023, 2022, and 2021, employees purchased 84, 80, and 80 shares under this plan at average prices of $146.79, $147.36, and $136.87, respectively. As of June 30, 2023, approximately 986 shares remained available for future issuance under the plan. The plan does not meet the criteria as a non-compensatory plan. As a result, the Company records the total dollar value of the stock discount given to employees under the plan as expense.

The Company has a defined contribution plan for its employees: the 401(k) Retirement Savings Plan (the "Plan"). The Plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full-time employee contributions up to 5% of eligible compensation. In order to receive matching contributions, employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $29,308, $28,259, and $26,783 for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

NOTE 13.   BUSINESS ACQUISITION

Payrailz

On August 31, 2022, the Company acquired all of the equity interest in Payrailz. The final purchase price, following customary post-closing adjustments to the extent actual closing date working capital, cash, debt, and unpaid seller transaction expenses exceeded or were less than the amounts estimated at closing, was $230,205. Pursuant to the merger agreement for the transaction, $48,500 of the purchase price was placed in an escrow account at the closing, consisting of $2,500 for any final purchase price adjustments owed by the sellers, which amount was released to the sellers on December 15, 2022, in connection with post-closing adjustments, and $46,000 for indemnification matters under the merger agreement.

The primary reason for the acquisition was to expand the Company's digital financial management solutions and the purchase was originally funded by our revolving line of credit (Note 7) and cash generated from operations. Payrailz provides cloud-native, API-first, AI-enabled consumer and commercial digital payment solutions and experiences that enable money to be moved in the moment of need.

Management has completed a preliminary purchase price allocation and assessment of the fair value of acquired assets and liabilities assumed. The recognized amounts of identifiable assets acquired, and liabilities assumed, based on their fair values as of August 31, 2022, and taking into account the post-closing purchase price adjustment described above, are set forth below:

Current assets	$	1,851
Identifiable intangible assets		119,868
Deferred revenue		(8,104)
Total other liabilities assumed		(749)
Total identifiable net assets		112,866
Goodwill		117,339
Net assets acquired	$	230,205

The amounts shown above include a measurement period adjustment made during the second quarter of fiscal 2023 related to a working capital adjustment. The amounts shown above may change as management continues to evaluate the income tax implications of this business combination.

The goodwill of $117,339 arising from this acquisition consists largely of the growth potential, synergies, and economies of scale expected from combining the operations of the Company with those of Payrailz, together with the value of Payrailz's assembled workforce. The goodwill from this acquisition has been allocated to our Payments segment and $117,339 is expected to be deductible for income tax purposes.

Identifiable intangible assets from this acquisition consist of customer relationships of $6,109, computer software of $112,505, and other intangible assets of $1,254. The amortization period for acquired customer relationships, computer software, and other intangible assets is over a term of 15 years, 10 years, and 15 years, respectively.

Current assets were inclusive of cash acquired of $577. The fair value of current assets acquired included accounts receivable of $978, none of which were expected to be uncollectible.

Costs incurred related to the acquisition of Payrailz during the fiscal year ended June 30, 2023, totaled $706 for administrative and professional services, travel, and other fees, and were expensed as incurred and reported within cost of revenue and selling, general, and administrative expense.

The Company's condensed consolidated statements of income for the fiscal year ended June 30, 2023, included revenue of $8,482, and after-tax net loss of $18,672, resulting from Payrailz's operations.

The accompanying consolidated statements of income for the fiscal year ended June 30, 2023, do not include any revenues and expenses related to this acquisition prior to the acquisition date. The following unaudited pro forma consolidated financial information for the fiscal years ended June 30, 2023, and 2022, is presented as if this acquisition had occurred at the beginning of the prior period presented. The pro forma net income includes estimated incremental amortization expense of $1,957 and $10,417 for the fiscal years ended June 30, 2023, and 2022, respectively. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the acquisition had actually occurred during this period, or the results that may be obtained in the future as a result of the acquisition.

	Year Ended June 30,	
	2023	2022
	Pro forma	Pro forma
Revenue	$ 2,079,329	$ 1,950,460
Net Income	364,066	343,626

NOTE 14.   REPORTABLE SEGMENT INFORMATION

The Company is a leading provider of technology solutions and payment processing services primarily to community and regional financial institutions.

The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized customer/member information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services, online and mobile bill pay solutions, and risk management products and services. The Complementary segment provides additional software and services that can be integrated with the Company's core solutions or used independently. The Corporate and Other segment includes revenue and costs from hardware and other products not attributable to the other three segments, as well as operating costs not directly attributable to the other three segments.

The Company evaluates the performance of its segments and allocates resources to them based on various factors, including performance against trend, budget, and forecast. Only revenue and costs of revenue are considered in the evaluation for each segment.

During fiscal 2023, the Company transferred a product, Remit, from the Complementary segment to the Payments segment, due to better alignment with the Payments segment. As a result of this transfer, adjustments were made during fiscal 2023 to reclassify related revenue and cost of revenue for the fiscal years ended June 30, 2022, and 2021, from the Complementary to the Payments segment. Revenue reclassed for the fiscal years ended June 30, 2022, and 2021, were $12,049 and $11,007, respectively. Cost of revenue reclassed for the fiscal years ended June 30, 2022, and 2021, were $2,059 and $1,982, respectively.

Immaterial adjustments were made in fiscal 2023 to reclassify revenue that was recognized in fiscal 2022 from the Complementary to the Corporate and Other segment. Immaterial adjustments were also made in fiscal 2023 to reclassify cost of revenue that was recognized in fiscal 2022 from the Complementary to the Payments and Corporate and Other segments. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal year ended June 30, 2022, from Complementary to Corporate and Other was $4,917. Cost of revenue reclassed for the fiscal year ended June 30, 2022, from Complementary to Payments was $3,396, and from Complementary to Corporate and Other was $403.

Immaterial adjustments were made in fiscal 2023 to reclassify revenue that was recognized in fiscal 2021 from the Complementary to the Corporate and Other segment. Immaterial adjustments were also made in fiscal 2023 to reclassify cost of revenue that was recognized in fiscal 2021 from the Complementary and Corporate and Other segments to the Payments segment. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal year ended June 30, 2021, from Complementary to Corporate and Other was $3,462. Cost of revenue reclassed for the fiscal year ended June 30, 2021, from Complementary to Payments was $2,523, and from Corporate and Other to Payments was $789.

	Year Ended June 30, 2023				
	Core	**Payments**	**Complementary**	**Corporate and Other**	**Total**
REVENUE					
Services and Support	$ 615,636	$ 79,818	$ 453,848	$ 65,399	$ 1,214,701
Processing	40,528	687,521	130,045	4,907	863,001
Total Revenue	656,164	767,339	583,893	70,306	2,077,702
Cost of Revenue	283,531	423,474	239,044	273,013	1,219,062
Research and Development					142,678
Selling, General, and Administrative					235,274
Total Expenses					1,597,014
SEGMENT INCOME	$ 372,633	$ 343,865	$ 344,849	$ (202,707)	
OPERATING INCOME					480,688
INTEREST INCOME (EXPENSE)					(6,114)
INCOME BEFORE INCOME TAXES					$ 474,574

	Year Ended June 30, 2022				
	Core	**Payments**	**Complementary**	**Corporate and Other**	**Total**
REVENUE					
Services and Support	$ 583,752	$ 83,810	$ 434,159	$ 54,644	$ 1,156,365
Processing	38,690	635,258	110,085	2,486	786,519
Total Revenue	622,442	719,068	544,244	57,130	1,942,884
Cost of Revenue	261,585	386,409	226,229	254,391	1,128,614
Research and Development					121,355
Selling, General, and Administrative					218,296
Total Expenses					1,468,265
SEGMENT INCOME	$ 360,857	$ 332,659	$ 318,015	$ (197,261)	
OPERATING INCOME					474,619
INTEREST INCOME (EXPENSE)					(2,352)
INCOME BEFORE INCOME TAXES					$ 472,267

		Year Ended June 30, 2021			
	Core	**Payments**	**Complementary**	**Corporate and Other**	**Total**
REVENUE					
Services and Support	$ 529,193	$ 68,800	$ 402,112	$ 48,101	$ 1,048,206
Processing	34,903	584,514	89,347	1,255	710,019
Total Revenue	564,096	653,314	491,459	49,356	1,758,225
Cost of Revenue	247,150	358,874	208,123	249,252	1,063,399
Research and Development					109,047
Selling, General, and Administrative					187,060
Total Expenses					1,359,506
SEGMENT INCOME	$ 316,946	$ 294,440	$ 283,336	$ (199,896)	
OPERATING INCOME					398,719
INTEREST INCOME (EXPENSE)					(994)
INCOME BEFORE INCOME TAXES					$ 397,725

The Company has not disclosed any additional asset information by segment, as the information is not generated for internal management reporting to the Chief Executive Officer, who is also the Chief Operating Decision Maker.

NOTE 15. SUBSEQUENT EVENTS

Dividend

On August 18, 2023, the Company's Board of Directors declared a cash dividend of $0.52 per share on its common stock, payable on September 28, 2023, to stockholders of record on September 8, 2023.

Voluntary departure incentive plan

In July 2023, the Company conducted a voluntary separation program for certain eligible employees. The Company is expected to incur $17,000 to $18,000 in the fiscal 2024 quarter ending September 30, 2023, associated with this program.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

In this annual report, we present Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) and Return on Invested Capital (ROIC), which are non-GAAP financial measures. EBITDA and ROIC represent performance measures and are not intended to represent liquidity measures. EBITDA and ROIC should be used in addition to, and not a substitute for comparable financial measures computed in accordance with U.S. GAAP. We believe that EBITDA and ROIC provide useful information to investors regarding the Company's performance and overall results of operations. EBITDA and ROIC used by the Company may not be comparable to similarly titled non-GAAP measures used by other companies.

EBITDA is defined as net income attributable to the Company before the effect of interest expense, taxes, depreciation, and amortization. A reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure is below:

EBITDA (amounts in thousands)

	FY2023	FY2022	FY2021
Net Income	$ 366,646	$ 362,916	$ 311,469
Interest Expense	6,114	2,351	1,144
Depreciation and Amortization	190,726	177,624	175,748
Taxes	107,726	109,351	86,256
Total ITDA	304,768	289,326	263,148
EBITDA	$ 671,414	$ 652,242	$ 574,617

ROIC is defined as net income divided by average invested capital, which is the average of beginning and ending long-term debt and stockholders' equity for a period. A reconciliation to the most directly comparable GAAP financial measure is below:

Return on Average Shareholders' Equity (amounts in thousands)	FY2023	FY2022	FY2021
Net Income	$ 366,646	$ 362,916	$ 311,469
Average Stockholders' Equity	1,495,066	1,350,457	1,434,490
Return on Average Shareholders' Equity	**24.5%**	**26.9%**	**21.7%**

ROIC (amounts in thousands)	FY2023	FY2022	FY2021
Net Income	$ 366,646	$ 362,916	$ 311,469
Average Stockholders' Equity	1,495,066	1,350,457	1,434,490
Average Current Maturities of Long-term Debt	34	89	113
Average Long-term Debt	195,000	107,542	50,146
Average Invested Capital	**1,690,100**	**1,458,088**	**1,484,749**
ROIC	**21.7%**	**24.9%**	**21.0%**

board of directors

David B. Foss
Board Chair and Chief Executive Officer

Jack Henry & Associates, Inc. | Monett, Missouri

Matthew C. Flanigan
Vice Chair and Lead Director

Jack Henry & Associates, Inc. | Monett, Missouri

Former Executive Vice President and Chief Financial Officer

Leggett & Platt, Inc. | Carthage, Missouri

Thomas H. Wilson, Jr.
Managing Partner

DecisionPoint Advisors, LLC | Charlotte, North Carolina

Jacqueline R. Fiegel
Chairman/Central Oklahoma Region

Prosperity Bank | Houston, Texas

Thomas A. Wimsett
Founder and Chairman

Merchant's PACT, LLC | Louisville, Kentucky

Laura G. Kelly
Former Managing Director and President, The Columbia Institute

CoreLogic | Irvine, California

Shruti S. Miyashiro
President and Chief Executive Officer

Digital Federation Credit Union | Marlborough, Massachusetts

Wesley A. Brown
President

Bent St. Vrain & Company, LLC | Denver, Colorado

Curtis A. Campbell
Former Chief Executive Officer

TaxAct | Dallas, Texas

executive officers

David B. Foss
Board Chair and Chief Executive Officer

Gregory R. Adelson
President and Chief Operating Officer

Mimi L. Carsley
Chief Financial Officer and Treasurer

Craig K. Morgan
General Counsel and Secretary

Renee A. Swearingen
Senior Vice President, Chief Accounting Officer, and Assistant Treasurer

Stacey E. Zengel
Senior Vice President and President of Jack Henry Bank Solutions

---

annual meeting

The annual meeting of stockholders will be held on **Tuesday, November 14 at 11 a.m. CT** at Jack Henry's Corporate Headquarters in Monett, Missouri.

Form 10-K

A copy of the company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our website at jackhenry.com.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3078



663 Highway 60
P.O. Box 807
Monett, MO 65708

jackhenry.com

p. 417.235.6652
f. 417.235.4281